FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Notice of Convocation of the 115th Annual General Meeting of Shareholders
2.	(English Translation) Matters available on the website in relation to the Notice of Convocation of the 115th Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 28, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

This document is a translation of the Japanese language original prepared solely for convenience of reference (certain portions of the Japanese language original applicable to voting procedures in Japan that are not applicable to shareholders outside Japan have been omitted). In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail. Please note that certain portions of this document may not be applicable to shareholders outside Japan.

NOMURA

Notice of Convocation of the 115th Annual General Meeting of Shareholders

Nomura Holdings, Inc.

To Our Shareholders

I would like to take this opportunity to thank all of you, our shareholders, for your ongoing support.

In the fiscal year ended March 2019, the uncertain market environment, characterized by the U.S.-China trade friction among other incidents, caused concern about downside risks to the global economy, which, in turn, solidified investors’ risk aversion. The equity market occasionally underwent big swings, notable among them being the Nikkei Stock Average’s plunge below the 20,000 yen mark in December. Also, fixed income market saw sluggish client activity and remained challenging. In addition, three mega-trends, namely “a breakdown of the traditional investment banking business model”, “advances in digitalization” and “demographic shifts in Japan caused by the shrinking population and aging society”, are becoming increasingly evident.

In response to such mega-trends, in the third quarter, we impaired the goodwill that had been booked in relation to the acquisitions made ten years ago of Lehman Brothers and Instinet, which form our Wholesale business platform. Furthermore, we cleaned up negative legacies, including litigation-related expenses over transactions conducted around the time of the Lehman Brothers Shock.

As a result, in the fiscal year ended March 31, 2019, the Group’s net revenue (after interest expenses) totaled 1,116.8 billion yen, pre-tax loss amounted to 37.7 billion yen, and net loss came to 100.4 billion yen. We sincerely apologize to our shareholders for the sluggish business performance.

With regards to a dividend, in order to live up to our shareholders’ expectations the best way we can, we have decided on 6 yen per share as an annual dividend.

In April 2019, we announced plans to drastically rebuild our business platform taking the emerging mega-trends into consideration. We will press ahead with this business platform rebuilding through group-wide efforts so that we will be able to put the firm back on the growth trajectory as quickly as possible.

Thank you very much for your continued support.

May 2019

Koji Nagai

Director, President and Group CEO

(Securities Code: 8604)
May 31, 2019

To: Shareholders of Nomura Holdings, Inc.

Koji Nagai
Director, Representative Executive Officer, President and Group CEO
Nomura Holdings, Inc.
1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Annual General Meeting of Shareholders

Dear Shareholder,

I would like to take this opportunity to thank you, our shareholder, for your support of Nomura Holdings, Inc. (the “Company”). The 115th Annual General Meeting of Shareholders will be held as described below.

Details

1.	Date and Time:	10:00 a.m. on Monday, June 24, 2019 (JST)

2.	Place:	Grand Nikko Tokyo Daiba, “Palais Royal” (first basement)
2-6-1, Daiba, Minato-ku, Tokyo, JAPAN

3.	Agenda for the Meeting:

Matters to be Reported:

1.  Report on the content of the business report and the consolidated financial statements and report on the results of the audits of the consolidated financial statements performed by the accounting auditor and the Audit Committee for the 115th fiscal year (covering the period from April 1, 2018 to March 31, 2019).

2. Report on the financial statements for the 115th fiscal year (covering the period from April 1, 2018 to March 31, 2019).

Matter to be Resolved:

	Proposal:	Appointment of Ten Directors

Matters regarding the exercise of voting rights:

If you exercise your voting rights through a proxy, only one proxy per shareholder will be permitted and such proxy must be a shareholder who holds voting rights at this General Meeting of Shareholders. Please also submit documentation evidencing the necessary power of attorney along with the proxy card.

End.

With regard to the following matters, pursuant to relevant laws/regulations and the provisions of Article 25 of the Company’s Articles of Incorporation, they are not included in the materials annexed to this Notice of Convocation as they have been posted on the Company’s website (https://www.nomuraholdings.com/investor/shm/). Therefore, the materials annexed to this Notice of Convocation, on the occasion of the preparation of the Audit Report, were a part of the objects that the audit committee and accounting auditor audited.

1.	The notes to the consolidated financial statements; and

2.	The notes to the financial statements.

In the event of any subsequent revisions to the reference materials for the general meeting of shareholders, the business report, the consolidated financial statements, or the financial statements, there will be a posting on the Company’s website indicated above.

Regarding the Payment of the Year-end Dividend Distribution of the 115th Fiscal Year Surplus

At the Meeting of the Board of Directors of the Company held on April 25, 2019, a resolution was adopted for the payment, beginning on June 3, 2019, of the 3 yen per share year-end dividend distribution of the 115th fiscal year surplus.

Reference Materials for the General Meeting of Shareholders

Proposal and Reference Matters

Proposal: Appointment of Ten Directors

As of the conclusion of this General Meeting, the term of office of all ten directors will expire. Therefore, based on the decision of the Nomination Committee, the Company requests the appointment of ten directors. Of the ten nominees, six are outside director nominees, and the two director nominees who will concurrently serve as executive officers are Koji Nagai and Shoichi Nagamatsu.

The nominees are as follows:

No.	Name	Positions in the Company	Attendance Record at Board of Directors
1	Nobuyuki Koga Non-Executive Director Reappointment	Chairman of the Board of Directors Chairman of the Nomination Committee Chairman of the Compensation Committee	100% (10/10 meetings)

2	Koji Nagai Executive Officer Reappointment	Representative Executive Officer and President Group CEO	100% (10/10 meetings)

3	Shoichi Nagamatsu Executive Officer Reappointment	Representative Executive Officer and Deputy President	100% (8/8 meetings)

4	Hisato Miyashita Non-Executive Director Reappointment	Member of the Audit Committee (Full-Time)	100% (10/10 meetings)

5	Hiroshi Kimura Outside Director, Independent Director Reappointment	Member of the Nomination Committee Member of the Compensation Committee	100% (10/10 meetings)

6	Kazuhiko Ishimura Outside Director, Independent Director Reappointment	Member of the Nomination Committee Member of the Compensation Committee	100% (8/8 meetings)

7	Noriaki Shimazaki Outside Director, Independent Director Reappointment	Chairman of the Audit Committee	100% (10/10 meetings)

8	Mari Sono Outside Director, Independent Director Reappointment	Member of the Audit Committee	100% (10/10 meetings)

9	Michael Lim Choo San Outside Director, Independent Director Reappointment		100% (10/10 meetings)

10	Laura Simone Unger Outside Director, Independent Director Reappointment		100% (8/8 meetings)

1. Nobuyuki Koga (Aug. 22, 1950)

Chairman of the Board of Directors

Chairman of the

Nomination Committee

Chairman of the

Compensation Committee

Non-Executive Director

Reappointment

Attendance at Meetings of the Board of Directors:

10/10

Attendance at Meetings of the Nomination

Committee:

6/6

Attendance at Meetings of the Compensation
Committee:

4/4

Number of shares held:

312,753 shares of

common stock

Apr. 1974	Joined the Company
Jun. 1995	Director of the Company
Apr. 1999	Managing Director of the Company
Jun. 2000	Director and Deputy President of the Company
Oct. 2001	Director and Deputy President of the Company (concurrently Director and Deputy President of Nomura Securities Co., Ltd.)
Apr. 2003	Director and President of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
Jun. 2003	Director, President & CEO of the Company (concurrently Director and Executive Officer and President of Nomura Securities Co., Ltd.)
Apr. 2008	Director and Representative Executive Officer of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.)
Jun. 2008	Director and Chairman of Nomura Securities Co., Ltd.
Jun. 2011	Director and Chairman of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.)
Apr. 2017	Director and Chairman of the Company (concurrently Director of Nomura Securities Co., Ltd.) (Current)

(Significant concurrent positions)

Director of Nomura Securities Co., Ltd.

Representative Director and President of Kanagawa Kaihatsu Kanko Ltd.

(Reasons for designation as a director nominee)

Mr. Koga has held positions including Director and President of the Company, Director and President of Nomura Securities Co., Ltd., and Vice Chairman of the Japan Securities Dealers Association, and has served as Director and Chairman of the Company since June 2011, and currently holds the positions of Chairman of the Board of Councilors of Nippon Keidanren (Japan Business Federation).

The Company has designated Mr. Koga, who is well-versed in the business of the Nomura Group and the customs of the securities industry, as a director nominee with the expectation that, by having Mr. Koga chair meetings of the Board of Directors as Chairman of the Board of Directors, he will contribute to enhancing the quality of discussions at meetings of the Board of Directors and operate meetings of the Board of Directors effectively and efficiently.

If his reappointment is approved, he is slated to continue serving as Chairman of the Nomination Committee and Chairman of the Compensation Committee after this Annual General Meeting of Shareholders.

Mr. Koga does not concurrently serve as an executive officer and is a non-executive director.

(Notes)

1.

In October 2001, the Company reorganized and became a holding company, changed the company name from, “The Nomura Securities Co., Ltd.” to “Nomura Holdings, Inc.” and Nomura Securities Co., Ltd., the subsidiary newly established by the company divestiture, succeeded the securities company operations. With regard to biographical information based on the Company prior to October 2001, the references are to positions and responsibilities at The Nomura Securities Co., Ltd.

2.

Since June 2003, the Company has put in place three committees (the nomination, compensation, and audit committees) and adopted a corporate governance structure that separates management’s oversight functions from business execution functions (Company with Three Board Committees). As the execution of the business of the Company, which is a Company with Three Board Committees, is performed by executive officers, directors who do not concurrently serve as executive officers (non-executive directors) do not perform such a function and perform mainly an oversight function.

2. Koji Nagai (Jan. 25, 1959)
Representative Executive Officer and President Group CEO Executive Officer Reappointment Attendance at Meetings of the Board of Directors: 10/10 Number of shares held: 285,000 shares of common stock	Apr. 1981	Joined the Company
	Apr. 2003	Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
	Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
	Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
	Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
	Apr. 2012	Senior Managing Director of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Aug. 2012	Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Apr. 2017	Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.) (Current)
(Significant concurrent positions) Director and Chairman of Nomura Securities Co., Ltd.

(Reasons for designation as a director nominee)

Mr. Nagai has held positions including Director and President of Nomura Securities Co., Ltd., and has served as Representative Executive Officer, President and Group CEO of the Company.

The majority of the Board of Directors of the Company, including Outside Directors, is made up of non-executive directors. The Company has designated him as a director nominee with the expectation that, by having a top executive concurrently serve as a director, the Board of Directors will be able to easily understand the business execution status and the status of the Company, and exercise the management oversight function more effectively.

3. Shoichi Nagamatsu (Jul. 6, 1958)

Representative

Executive Officer and

Deputy President

Executive Officer

Reappointment

Attendance at Meetings

of the Board of Directors:

8/8

(Mr. Nagamatsu attended

all meetings of the Board

of Directors that were

held after his

appointment as a

director.)

Number of shares held:

200,700 shares of

common stock

Apr. 1982	Joined the Company
Apr. 2004	Senior Managing Director of Nomura Securities Co., Ltd.
Oct. 2008	Executive Managing Director of the Company (concurrently Senior Managing Director of Nomura Securities Co., Ltd.)
Jun. 2010	Senior Corporate Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Jun. 2012	Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Apr. 2013	Executive Managing Director and Chief of Staff of the Company (concurrently Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.)
Apr. 2016	Executive Managing Director and Chief of Staff of the Company (concurrently Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd.)
Apr. 2017	Representative Executive Officer, Deputy President and Chief of Staff of the Company (concurrently Director of Nomura Securities Co., Ltd.)
Apr. 2018	Representative Executive Officer and Deputy President of the Company (concurrently Director of Nomura Securities Co., Ltd.)
Jun. 2018	Director, Representative Executive Officer and Deputy President of the Company (concurrently Director of Nomura Securities Co., Ltd.)
Apr. 2019	Director, Representative Executive Officer and Deputy President of the Company (Current)
(Significant concurrent positions) None

(Reasons for designation as a director nominee)

Mr. Nagamatsu has held positions including Chief of Staff of the Company and Deputy President of Nomura Securities Co., Ltd., and has served as Director, Representative Executive Officer and Deputy President of the Company.

The majority of the Board of Directors of the Company, including outside directors, is made up of non-executive directors. The Company has designated him as a director nominee with the expectation that, by having a top executive concurrently serve as a director, the Board of Directors will be able to easily understand the business execution status and the status of the Company, and exercise the management oversight function more effectively.

4. Hisato Miyashita (Dec. 26, 1958)

Member of the Audit Committee (Full-Time)

Non-Executive Director

Reappointment

Attendance at Meetings of
the Board of Directors:

10/10

Attendance at Meetings of
the Audit Committee:

17/17

Number of shares held:

84,200 shares of common

stock

Jul. 1987	Joined the Company
Jun. 1993	Joined Union Bank of Switzerland (currently, UBS)
Aug. 1996	Joined Bankers Trust Asia Securities Ltd.
Apr. 1998	Joined Credit Suisse First Boston Securities (Japan) Limited
Dec. 1999	Joined Nikko Citigroup Limited (currently, Citigroup Global Markets Japan Inc.)
Mar. 2005	Executive Officer of Nikko Citigroup Limited, Internal Control Supervisory Manager
Jul. 2009	Managing Director of Group Compliance Department of the Company
Apr. 2012	Senior Managing Director of the Company, Head of Wholesale Compliance
Jun. 2012	Senior Managing Director of the Company, Group Compliance Head (concurrently Senior Managing Director of Nomura Securities Co., Ltd.)
Apr. 2013	Senior Managing Director of the Company, Group Compliance Head (concurrently Representative Executive Officer of Nomura Securities Co., Ltd., Internal Control Supervisory Manager)
Apr. 2015	Senior Managing Director of the Company, Deputy Chief of Staff and Group Compliance Head (concurrently Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd., Internal Control Supervisory Manager)
Apr. 2016	Advisor of the Company
Jun. 2016	Director of the Company (Current)
(Significant concurrent positions)
Statutory Auditor of Nomura Financial Products & Services, Inc.
(Reasons for designation as a director nominee)

Mr. Miyashita has engaged in legal and compliance work for many years at a number of securities companies, including the Company, and by working in positions such as the Group Compliance Head of the Nomura Group, he has extensive experience and knowledge in the compliance field.

If his reappointment is approved, he is slated to continue serving as a full-time member of the Audit Committee after this Annual General Meeting of Shareholders. The Company has designated Mr. Miyashita, who is well-versed in the business of the Nomura Group, as a director nominee with the expectation that, by adding him to the Audit Committee, the effectiveness of audits by the Audit Committee will be enhanced.

Mr. Miyashita does not concurrently serve as an executive officer and is a non-executive director.

Outside Director Nominees (Nominee Numbers 5 to 10)

All six Outside Director nominees satisfy the Independence Criteria established by the Company. Further, the Company has designated all Outside Director nominees as Independent Directors (an outside director who does not have any danger of having conflicts of interest with general shareholders in accordance with the rules of the Tokyo Stock Exchange, Inc.).

(Reference) “Independence Criteria” for Outside Directors of Nomura Holdings, Inc.

Outside Directors of Nomura Holdings, Inc. shall satisfy the requirements set forth below to maintain their independence from the Nomura Group.

1.	The person, currently, or within the last three years, shall not correspond to a person listed below.

(1)	Person Related to the Company

A person satisfying any of the following requirements shall be considered a Person Related to the Company:

•	Executive (*1) of another company where any Executive of the Company serves as a director or officer of that company;

•	Major shareholder of the Company (directly or indirectly holding more than 10% of the voting rights) or Executive of such major shareholder; or

•	Partner of the Company’s accounting auditor or employee of such firm who works on the Company’s audit.

(2)	Executive of a Major Lender (*2) of the Company.

(3)	Executive of a Major Business Partner (*3) of the Company (including Partners, etc.).

(4)	A person receiving compensation from the Nomura Group of more than 10 million yen per year, excluding director/officer compensation.

(5)	A person executing the business of an institution receiving more than a Certain Amount of Donation (*4) from the Company.

2.	The person’s spouse, relatives within the second degree of kinship or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):

(1)	Executive of the Nomura Group; or

(2)	A person identified in any of subsections (1) ~ (5) in Section 1 above.

(Notes)

*1:

Executive shall mean Executive Directors (gyoumu shikkou torishimariyaku), Executive Officers (shikkouyaku) and important employees (jyuuyou na shiyounin), including Senior Managing Directors (shikkouyakuin), etc.

*2:	Major Lender shall mean a lender from whom the Company borrows an amount equal to or greater than 2% of the consolidated total assets of the Company.

*3:	Major Business Partner shall mean a business partner whose transactions with the Company exceed 2% of such business partner’s consolidated gross revenues in the last completed fiscal year.

*4:

Certain amount of donation shall mean, with respect to any given institution, any amount that exceeds 2% of the donee institution’s gross revenue or ordinary income, whichever is greater, or donations that exceed 10 million yen per year.

End.

5. Hiroshi Kimura (Apr. 23, 1953)

Member of the

Nomination Committee

Member of the

Compensation Committee

Outside Director,

Independent Director

Reappointment

Number of years in office:

4 years

Attendance at Meetings of
the Board of Directors:

10/10

Attendance at Meetings of
the Nomination

Committee:

6/6

Attendance at Meetings of
the Compensation
Committee:

4/4

Number of shares held:

0 shares of common

stock

Apr. 1976	Joined Japan Tobacco and Salt Public Corporation (currently, Japan Tobacco Inc.) (“JT”)
Jun. 1999	Director of JT
Jun. 2001	Resigned as Director of JT
Jun. 2005	Director of JT
Jun. 2006	President and CEO and Representative Director of JT
Jun. 2012	Chairman of the Board of JT
Jun. 2014	Special Advisor of JT
Jun. 2015	Outside Director of the Company (Current)
Jul. 2016	Advisor of JT
Mar. 2018	Honorary Company Fellow of JT (Current)
(Significant concurrent positions) Honorary Company Fellow of JT Outside Director of IHI Corporation

(Reasons for designation as an outside director nominee)

Mr. Kimura has extensive experience with respect to corporate management, and including the holding in the past of positions such as President, CEO and Representative Director of the Board of JT and Chairman of the Board of JT, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Nomination Committee and a member of the Compensation Committee after this Annual General Meeting of Shareholders.

6. Kazuhiko Ishimura (Sep. 18, 1954)

Member of the
Nomination Committee

Member of the

Compensation Committee

Outside Director,

Independent Director

Reappointment

Number of years in office:

1 year

Attendance at Meetings of
the Board of Directors:

8/8

Attendance at Meetings of
the Nomination Committee:

5/5

Attendance at Meetings of
the Compensation

Committee:

3/3

(Mr. Ishimura attended
all meetings of the Board of Directors, the
Nomination Committee,
and the Compensation
Committee that were held
after his appointment as
an outside director, a
member of the
Nomination Committee,
and a member of the
Compensation
Committee.)

Number of shares held:

0 shares of common

stock

Apr. 1979	Joined Asahi Glass Co., Ltd. (currently, AGC Inc.) (“AGC”)
Jan. 2006	Executive Officer and GM of Kansai Plant of AGC
Jan. 2007	Senior Executive Officer and GM of Electronics & Energy General Division of AGC
Mar. 2008	Representative Director and President & COO of AGC
Jan. 2010	Representative Director and President & CEO of AGC
Jan. 2015	Representative Director & Chairman of AGC
Jan. 2018	Director & Chairman of AGC (Current)
Jun. 2018	Outside Director of the Company (Current)

(Significant concurrent positions)

Director & Chairman of AGC

Outside Director of TDK Corporation

Outside Director of IHI Corporation

(Reasons for designation as an outside director nominee)

Mr. Ishimura has extensive experience with respect to corporate management, and including the holding in the past of positions such as Representative Director and President and CEO, and Chairman of the Board of AGC, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Nomination Committee and a member of the Compensation Committee after this Annual General Meeting of Shareholders.

7. Noriaki Shimazaki (Aug. 19, 1946)

Chairman of the Audit

Committee

Outside Director,

Independent Director

Reappointment

Number of years in office:

3 years

Attendance at Meetings of
the Board of Directors:

10/10

Attendance at Meetings of
the Audit Committee:

17/17

Number of shares held:

10,100 shares of common

stock

Apr. 1969	Joined Sumitomo Corporation
Jun. 1998	Director of Sumitomo Corporation
Apr. 2002	Representative Director and Managing Director of Sumitomo Corporation
Jan. 2003	Member of the Business Accounting Council of the Financial Services Agency
Apr. 2004	Representative Director and Senior Managing Executive Officer of Sumitomo Corporation
Apr. 2005	Representative Director and Executive Vice President of Sumitomo Corporation
Jan. 2009	Trustee of the IASC Foundation (currently, IFRS Foundation)
Jul. 2009	Special Advisor of Sumitomo Corporation
Jun. 2011	Director of the Financial Accounting Standards Foundation
Jun. 2011	Chairman of Self-regulation Board and Public Governor of the Japan Securities Dealers Association
Sep. 2013	Advisor of the IFRS Foundation Asia-Oceania Office (Current)
Sep. 2013	Advisor of the Japanese Institute of Certified Public Accountants (Current)
Jun. 2016	Outside Director of the Company (concurrently Director of Nomura Securities Co., Ltd.) (Current)
(Significant concurrent positions)
Outside Director of Loginet Japan Co., Ltd. Director of Nomura Securities Co., Ltd. (*)
(Reasons for designation as an outside director nominee)

Mr. Shimazaki has extensive experience with respect to corporate management and a high degree of expertise with regard to international accounting systems corresponding to a Sarbanes-Oxley Act of 2002 financial expert. Including the holding in the past of positions such as Representative Director and Executive Vice President of Sumitomo Corporation, Member of the Business Accounting Council of the Financial Services Agency, Trustee of IASC Foundation, Special Advisor of Sumitomo Corporation and Director of the Financial Accounting Standards Foundation, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will apply his extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Audit Committee (Chairman) after this Annual General Meeting of Shareholders.

* Mr. Shimazaki, at Nomura Securities Co., Ltd, is a non-executive director and serves as Chairman of the Audit and Supervisory Committee. Since he is an outside director of the Company, in accordance with Article 2, Item 15(c) of the Companies Act, he is not an outside director of Nomura Securities Co., Ltd. and is instead a director.

8. Mari Sono (Feb. 20, 1952)

Member of the Audit
Committee

Outside Director,

Independent Director

Reappointment

Number of years in office:

2 years

Attendance at Meetings of
the Board of Directors:

10/10

Attendance at Meetings of
the Audit Committee:

17/17

Number of shares held:

0 shares of common

stock

Oct. 1976	Joined NISSHIN Audit Corporation (*)
Mar. 1979	Registered as Certified Public Accountant
Nov. 1988	Partner of CENTURY Audit Corporation (*)
Nov. 1990	Member of “Certified Public Accountant Examination System Subcommittee”, Certified Public Accountant Examination and Investigation Board, Ministry of Finance
Apr. 1992	Member of “Business Accounting Council”, Ministry of Finance
Dec. 1994	Senior Partner, CENTURY Audit Corporation (*)
Oct. 2002	Member of Secretariat of the Information Disclosure, Cabinet Office (currently, Secretariat of the Information Disclosure and Personal Information Protection Review Board, Ministry of Internal Affairs and Communications)
Apr. 2005	External Comprehensive Auditor, Tokyo
Jul. 2008	Senior Partner of Ernst & Young ShinNihon LLC
Aug. 2012	Retired from Ernst & Young ShinNihon LLC
Dec. 2013	Commissioner of the Securities and Exchange Surveillance Commission
Jun. 2017	Outside Director of the Company (Current)
(Significant concurrent positions)
None
(Reasons for designation as an outside director nominee)

Ms. Sono has a high degree of expertise with respect to corporate accounting based on many years of experience as a Certified Public Accountant and has held positions such as External Comprehensive Auditor, Tokyo, and Member of “Business Accounting Council,” Ministry of Finance. Further, after retiring from the Audit Firm, she served as Commissioner of the Securities and Exchange Surveillance Commission, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will apply her extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If her reappointment is approved, she is slated to continue serving as a member of the Audit Committee after this Annual General Meeting of Shareholders.

(Supplementary note regarding independence)

Although Ms. Sono was, in the past, a Senior Partner of Ernst & Young ShinNihon LLC (“E&Y”), the current corporate auditor of the Company, for the reasons set forth below, the Company has determined that Ms. Sono’s background does not compromise her independence as an Outside Director.

The fact that just under seven years have passed since Ms. Sono retired from E&Y, after which she has had no involvement whatsoever in E&Y’s management and financial policy.

The fact that Ms. Sono, during her tenure at E&Y, was never involved in an accounting audit of the Company and also never belonged to the Financial Division that is responsible for accounting audits of financial institutions.

Further, in addition to satisfying the Company’s Independence Criteria for Outside Directors and requirements for Independent Directors as established by the Tokyo Stock Exchange, Inc., Ms. Sono also satisfies independence requirements for an audit committee member of the Company as established by the New York Stock Exchange.

* Each of the corporations is currently Ernst & Young ShinNihon LLC

9. Michael Lim Choo San (Sep. 10, 1946)
Outside Director, Independent Director Reappointment Number of years in office: 8 years Attendance at Meetings of the Board of Directors: 10/10 Number of shares held: 0 shares of common stock	Aug. 1972	Joined Price Waterhouse, Singapore
	Jan. 1992	Managing Partner of Price Waterhouse, Singapore
	Oct. 1998	Member of the Singapore Public Service Commission (Current)
	Jul. 1999	Executive Chairman of PricewaterhouseCoopers, Singapore
	Sep. 2002	Chairman of the Land Transport Authority of Singapore
	Sep. 2004	Independent Director of Olam International Limited
	Jun. 2011	Outside Director of the Company (Current)
	Nov. 2011	Chairman of the Accounting Standards Council, Singapore
	Apr. 2013	Chairman of the Singapore Accountancy Commission
	Sep. 2016	Non-Executive Chairman of Fullerton Healthcare Corporation Limited (Current)
(Significant concurrent positions)
Non-Executive Chairman of Fullerton Healthcare Corporation Limited Non-Executive Chairman of Nomura Singapore Ltd.
(Reasons for designation as an outside director nominee)

Mr. Lim is well-versed in international accounting systems and has held positions, including Executive Chairman of PricewaterhouseCoopers (Singapore) and public service roles in Singapore, and was also awarded with honors by the Government of Singapore three times between 1998 and 2010, etc., and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his global and extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

10. Laura Simone Unger (Jan. 8, 1961)

Outside Director,

Independent Director

Reappointment

Number of years in office:

1 year

Attendance at Meetings of
the Board of Directors:

8/8

(Ms. Unger attended all

meetings of the Board of

Directors that were held

after her appointment as

an outside director.)

Number of shares held:

(1,000 ADRs (*))

Jan. 1988	Enforcement Attorney of the U.S. Securities and Exchange Commission (“SEC”)
Oct. 1990	Counsel of the U.S. Senate Committee on Banking, Housing and Urban Affairs
Nov. 1997	Commissioner of the SEC
Feb. 2001	Acting Chairperson of the SEC
Jul. 2002	Regulatory Expert of CNBC
May 2003	Independent Consultant of JPMorgan Chase & Co.
Aug. 2004	Independent Director of CA Inc.
Jan. 2010	Special Advisor of Promontory Financial Group
Dec. 2010	Independent Director of CIT Group Inc. (Current)
Nov. 2014	Independent Director of Navient Corporation (Current)
Jun. 2018	Outside Director of the Company (Current)
(Significant concurrent positions)
Independent Director of CIT Group Inc. Independent Director of Navient Corporation Independent Director of Nomura Securities International, Inc.
(Reasons for designation as an outside director nominee)

Ms. Unger, by serving as a Commissioner and as Acting Chairman of the SEC, etc., is well-versed in finance-related legal systems, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will continue to apply her extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

* American Depositary Receipts

(Notes)

3.	There are no particular conflicts of interest between the Company and each of the 10 nominees.

4.

The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (limitation of liability agreements) with each of the following director nominees: Mr. Hisato Miyashita, Mr. Hiroshi Kimura, Mr. Kazuhiko Ishimura, Mr. Noriaki Shimazaki, Ms. Mari Sono, Mr. Michael Lim Choo San, and Ms. Laura Simone Unger. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater. If Mr. Hisato Miyashita, Mr. Hiroshi Kimura, Mr. Kazuhiko Ishimura, Mr. Noriaki Shimazaki, Ms. Mari Sono, Mr. Michael Lim Choo San, and Ms. Laura Simone Unger are each reappointed at this Annual General Meeting of Shareholders, the Company is planning to maintain the limitation of liability agreements stated above with each of them.

5.

Outside director nominee Mr. Noriaki Shimazaki had concurrently served as an outside director of UKC Holdings Corporation (currently, Restar Holdings Corporation) (“UKC”) until March 2019. UKC, for submitting annual securities reports and quarterly reports containing false statements concerning important matters during the period from June 2015 to February 2017, received an administrative monetary penalty payment order in accordance with the Financial Instruments and Exchange Act from the Financial Services Agency in December 2018.Mr. Noriaki Shimazaki, although not recognizing this until such facts became clear, on a regular basis had been carrying out activities such as making recommendations standing from the perspective of compliance with laws and regulations as an outside director, and further, after such facts became clear, by engaging in activities such as making recommendations regarding maters such as recurrence prevention measures to the board of directors as the Chairman of the “Committee to Consider the Third-Party Committee’s Report,” the duties as an outside director were performed.

6.

The outside director nominees Mr. Hiroshi Kimura and Mr. Kazuhiko Ishimura both concurrently serve as outside directors of IHI Corporation (“IHI”). IHI, regarding its civil aero engine maintenance business, received an order in accordance with the Aircraft Manufacturing Industry Act in March 2019 to carry out repairs in accordance with the repair methods approved by the Ministry of Economy, Trade and Industry, and received a business improvement order in accordance with the Civil Aeronautics Act from the Ministry of Land, Infrastructure, Transport and Tourism in April 2019.

Both of them, although not recognizing this until such facts became clear, on a regular basis had been carrying out activities such as making recommendations standing from the perspective of compliance with laws and regulations, and further, after such facts became clear, by engaging in activity such as asking for an investigation of the facts and appropriate recurrence prevention measures to be taken at meetings of the board of directors, the duties as outside directors were performed.

Reference

The structure below is planned for the Nomination Committee, the Compensation Committee and the Audit Committee after the conclusion of this Annual General Meeting of Shareholders:

Nomination Committee: Nobuyuki Koga (chairman), Hiroshi Kimura, and Kazuhiko Ishimura

Compensation Committee: Nobuyuki Koga (chairman), Hiroshi Kimura, and Kazuhiko Ishimura

Audit Committee: Noriaki Shimazaki (chairman), Mari Sono, and Hisato Miyashita

Reference

Corporate Governance

Fundamental Approach

Nomura Holdings recognizes that the strengthening of corporate governance is one of the most important issues in terms of achieving the management goal of “enhancing corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders beginning with shareholders and clients.” As a company with a Three Board Committees structure, the strengthening of the oversight function by separating management oversight from business execution, and the expediting of decision-making by the delegation of business execution authority form the Board of Directors to executive officers, is being carried out.

Board of Directors

The Board of Directors of the Company, taking the Company’s sustainable development and middle to long-term maximization as its purpose, has its primary role as the oversight of management. The Board of Directors, together with securing management’s impartiality and transparency, decides the “Fundamental Management policy,” and carries out elections of the Group CEO and other executive officers who manage the Company and important business execution decisions

The Board of Directors, after the end of this General Meeting, is slated to be made up of 10 directors, and 6 of them are slated to be independent outside directors. So that the Board of Directors can appropriately exercise its oversight function and carry out active discussions from diverse points of view, there will be diversity in areas such as nationality, gender, and background, and the Board of Directors will be made up of persons with expertise in areas such as corporate accounting, finance-related legal systems and with extensive experience concerning corporate management. In addition, a director who does not concurrently serve as an executive officer is slated to be chairman of the Board of Directors.

* The Company’s initiatives concerning corporate governance are published on the Company’s website (https://www.nomuraholdings.com/company/cg/).

[English Translation]

(Attachments to Notice of Convocation of the Annual General Meeting of Shareholders)

Report for the 115th Fiscal Year

From April 1, 2018 to March 31, 2019

I.	Current State of Nomura Group

1.	Fundamental Management Policy and Structure of Business Operations

(1)	Fundamental Management Policy

Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients.

As “Asia’s global investment bank” Nomura will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, Nomura will continue to contribute to economic growth and development of society.

To enhance its corporate value, Nomura emphasizes Earnings Per Share (“EPS”) as a management index and will seek to maintain sustained improvement in this index.

(2)	Structure of Business Operations

Nomura Group’s business execution is to focus on business divisions and regions, rather than individual legal entities, under unified strategy. Nomura Group’s divisions are comprised of four divisions (Retail Division, Asset Management Division, Wholesale Division and Merchant Banking Division newly established this fiscal year). Also, Nomura Group’s regions are comprised of four regions (Americas; Europe, Middle East and Africa (“EMEA”); Asia ex-Japan (“AEJ”); and Japan). Nomura Group shall delegate its powers to each of these business divisions and regions to an appropriate extent and establish its business execution structure by enhancing professional skills, while strengthening global linkages among these business divisions and regions, and fully demonstrating Nomura Group’s comprehensive capabilities.

The point should be noted that the above-mentioned paragraph describes the firm’s business execution structure as of March 31, 2019. Based upon the business platform restructuring announced in April 2019, revisions will be made to the delegation of powers to regions and business divisions. As from May 2019, the firm will shift to a new business execution structure.

2.	Progress and Results of the Nomura Group’s Business Activities

(1)	Summary

Although the global economy continued to recover during the fiscal year ended March 31, 2019, the pace of expansion slowed in some countries and regions. In the U.S., acceleration in real Gross Domestic Product (“GDP”) growth continued from 2017. Personal consumption and government spending grew against a backdrop of tax reforms and fiscal expansion, and capital expenditures were also solid. At the same time, the Federal Reserve Board (FRB) shifted course and now plans to refrain from tightening monetary policy further in 2019 in response to disruption in financial markets. In China, credit creation slowed as a result of the government’s efforts to reduce debt, and trade frictions between the U.S. and China made corporations less eager to engage in capital expenditures. Consumer spending also slowed, for example in automobile sales, which faltered after the end of the government’s policies promoting automobile purchases. In Europe as well, exports to China weakened owing to the slowdown in Chinese economic growth. A slump in automobile sales after the introduction of stricter exhaust emission regulations also weighed on the European economy. In the U.K., the opaque outlook for Brexit continued to suppress corporate appetites for investment.

Similarly, Japan’s economy continued to expand, but at a slower pace. Exports were sluggish as a result of the slowdown in global economies, particularly in China. Personal consumption was also low, in part because of a string of natural disasters including heavy rains, typhoons, and earthquakes, which also disrupted supply chains and otherwise affected corporate production activity. Corporate capital expenditures were nevertheless solid, bolstered by labor-saving investments by companies facing personnel shortages. We estimate that profit growth in the fiscal year ended March 31, 2019, at major corporations slowed sharply versus the previous fiscal year, mainly owing to the slowdown in the economy. Market volatility was high at times during the second half of the fiscal year in response to trade friction between the U.S. and China and changes in U.S. monetary policy.

From a regulatory perspective, in addition to the implementation of Basel III requirements relating to capital ratio, liquidity ratio, and leverage ratio, Nomura has been identified as one of Domestic Systemically Important Banks. Nomura will continue to monitor closely and take necessary measures in responding to wide-ranging reforms as part of the global tightening of financial regulations. Also, under circumstances characterized by normalization of monetary policies by central banks as well as uncertainty created by Brexit, Nomura is contemplating and implementing appropriate measures by paying necessary attention to the changes in global operating environment.

While our environment is changing drastically, Nomura Group has settled litigations and booked impairment of goodwill related to acquisitions made in the past. Based on our basic philosophy of “placing our clients at the heart of everything we do,” we have continued to transform our domestic business model of Retail Division, and have worked on improving the profitability of our international operations. These initiatives are all intended to establish a business foundation that will enable the firm to grow in a sustainable manner in any business environment. Also, in April 2019, the firm established Future Innovation Company, an organization that spans all divisions, in order to leverage innovations including digital tools and build a platform for providing new services to clients.

We posted net revenue of 1,116.8 billion yen for the year ended March 31, 2019, a 25.4% decrease from the previous fiscal year. Non-interest expenses decreased by 1.2% to 1,154.5 billion yen, loss before income taxes was 37.7 billion yen, and net loss attributable to the shareholders of Nomura Holdings, Inc. was 100.4 billion yen. Return on equity was a negative 3.7%. EPS(1) for the year ended March 31, 2019 was a negative 29.92 yen, a decrease from 61.88 yen for the year ended March 31, 2018. We have decided to pay a dividend of 3 yen per share to shareholders of record as of March 31, 2019. As a result, the total annual dividend will be 6 yen per share.

(Note):

1.	Diluted net income (loss) attributable to Nomura Holdings’ shareholders per share.

Consolidated Financial Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2018 (A)	March 31, 2019 (B)
Net revenue	1,497.0	1,116.8	(25.4)
Non-interest expenses	1,168.8	1,154.5	(1.2)

Income (loss) before income taxes	328.2	(37.7)	—
Income tax expense	103.9	57.0	(45.1)

Net income (loss)	224.3	(94.7)	—

Less: Net income attributable to noncontrolling interests	4.9	5.7	15.8

Net income (loss) attributable to NHI shareholders	219.3	(100.4)	—

Return on shareholders’ equity	7.9%	(3.7%)	—

(2)	Segment Information

We report our operations and business results by reporting segment that corresponds to the following three divisions: Retail, Asset Management and Wholesale.

Business Segment Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2018 (A)	March 31, 2019 (B)
Net revenue	1,495.1	1,124.0	(24.8)
Non-interest expenses	1,168.8	1,154.5	(1.2)

Income (loss) before income taxes	326.3	(30.5)	—

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2019 was 1,124.0 billion yen, a decrease of 24.8% from the previous year. Non-interest expenses for the fiscal year ended March 31, 2019 decreased by 1.2% from the previous year to 1,154.5 billion yen. Loss before income taxes was 30.5 billion yen for the fiscal year ended March 31, 2019.

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2018 (A)	March 31, 2019 (B)
Net revenue	412.9	339.5	(17.8)
Non-interest expenses	309.8	290.0	(6.4)

Income before income taxes	103.1	49.5	(52.0)

Net revenue decreased by 17.8% from the previous fiscal year to 339.5 billion yen, and non-interest expenses decreased by 6.4% to 290.0 billion yen. As a result, income before income taxes decreased by 52.0% to 49.5 billion yen.

In Retail Division, under the basic philosophy of “placing our clients at the heart of everything we do,” we provided consulting services to become “the most trusted partner” by understanding and meeting their diversified demands and needs. Last fiscal year, uncertain market environment weighed on investor sentiment, Investment trusts and stocks remained sluggish. As we made substantial organizational changes for elder clients, Net inflows of cash and securities recorded positive through 9 consecutive months. We are continuously working hard to improve the customer satisfaction by improving the products and services.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2018 (A)	March 31, 2019 (B)
Net revenue	127.3	97.8	(23.2)
Non-interest expenses	61.2	63.7	4.1

Income before income taxes	66.2	34.2	(48.3)

Net revenue decreased by 23.2% from the previous fiscal year to 97.8 billion yen. Non-interest expenses increased by 4.1% to 63.7 billion yen. As a result, income before income taxes decreased by 48.3% to 34.2 billion yen.

In the investment trust business, ETFs, funds developed in response to financial institutions’ demands, and funds specialized for SMA or fund wrap service contributed to the increase in assets under management. In the investment advisory business, we saw cash inflow into high yield related products in overseas despite outflow in domestic pensions. As a result, assets under management increased from the end of the previous fiscal year as of Mach 31, 2019. And our performance reflects the valuation of American Century Investments, our strategic partner.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended
	March 31, 2018 (A)	March 31, 2019 (B)	(B-A)/(A)
Net revenue	715.3	555.4	(22.4)
Non-interest expenses	614.7	666.8	8.5

Income (loss) before income taxes	100.6	(111.4)	—

The Wholesale Division consists of two businesses, Global Markets which is engaged in financial products trading, sales and structuring, and Investment Banking which conducts financing and advisory businesses.

Net revenue decreased by 22.4% from the previous fiscal year to 555.4 billion yen. Non-interest expenses increased by 8.5% to 666.8 billion yen due to a loss of 81.0 billion yen from the goodwill impairment attributable to Wholesale. As a result, loss before income taxes was 111.4 billion yen.

Global Markets

The year ended March 2019 was a particularly tough year across the street, characterized by geopolitical uncertainty and persistent low volatility, leading to low client volumes and directionless markets that prevailed most part of the year. In this environment, Global Markets declined sequentially, particularly in the Fixed Income businesses. Equities business and Structured franchise made some notable contributions but was moderate compared with the previous fiscal year.

Investment Banking

Revenues declined year on year as the global fee pool contracted. However, strong cross-regional and inter-departmental collaboration helped deliver firmness in our M&A and ECM (equity-related fundraising business) businesses and supported revenue performance. In Japan, we continued to provide our clients with various products and solutions as well as participated in numerous high profile transactions such as Takeda’s acquisition of Shire and SoftBank’s global IPO. In the International regions, we leveraged our global connectivity to successfully execute major cross-border M&A transactions for our clients as well as provided our clients with various interest rate and foreign exchange solutions as increased market volatility resulted in greater demand, helping offset softer performances in financing related businesses.

Other

	Billions of yen		% Change
	For the year ended
	March 31, 2018 (A)	March 31, 2019 (B)	(B-A)/(A)
Net revenue	239.5	131.3	(45.2)
Non-interest expenses	183.1	134.0	(26.8)

Income (loss) before income taxes	56.4	(2.8)	—

Net revenue decreased by 45.2% from the previous fiscal year to 131.3 billion yen. Non-interest expenses decreased by 26.8% to 134.0 billion yen. As a result, loss before income taxes was 2.8 billion yen.

3.	Financing Situation

(1)	Funding situation

In terms of funding, the Company, Nomura Securities Co., Ltd., Nomura Europe Finance N.V., Nomura Bank International plc, and Nomura International Funding Pte. Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

(2)	Capital Expenditures

Capital expenditures focus primarily on investment in systems with the objective in encouraging business activities further in Japan and overseas. In Retail Division, we have improved online-based services in order to provide more convenient services for our clients. In Wholesale Division, we have been continuously enhancing the trading systems as well as strengthening the infrastructure system in order to navigate through the global markets and achieve best execution more stably and efficiently.

4.	Results of Operations and Assets

		(in billions of yen except per share data in yen)
Item	Period	112th Fiscal Year (April 1, 2015 to March 31, 2016)	113th Fiscal Year (April 1, 2016 to March 31, 2017)	114th Fiscal Year (April 1, 2017 to March 31, 2018)	115th Fiscal Year (April 1, 2018 to March 31, 2019)
Total Revenue		1,723.1	1,715.5	1,972.2	1,835.1
Net revenue		1,395.7	1,403.2	1,497.0	1,116.8
Income (loss) before income taxes		165.2	322.8	328.2	(37.7)
Net income (loss) attributable to NHI shareholders		131.6	239.6	219.3	(100.4)
Basic-Net income (loss) attributable to NHI shareholders per share		36.53	67.29	63.13	(29.90)
Diluted-Net income (loss) attributable to NHI shareholders per share		35.52	65.65	61.88	(29.92)
Total assets		40,934.2	42,532.0	40,343.9	40,969.4
Total NHI shareholders’ equity		2,700.2	2,789.9	2,749.3	2,631.1

(Note)

1.	Stated in accordance with accounting principles generally accepted in the U.S.

2.

Nomura collects and remits cash margin between institutional investors and central clearing houses in its execution and clearing services of exchange-traded derivative transactions. Cash margin collected from clients and remitted to central clearing houses was reflected on Nomura’s consolidated balance sheets. However, with effect from April 1, 2018, revisiting nature of the transactions, Nomura has revised its accounting policy for when such balances are recognized on Nomura’s consolidated group balance sheet and as a result, certain cash margin amounts held on behalf of clients as well as an equivalent amount reflecting the obligation to return such amounts to clients are no longer recognized on the balance sheet if certain criteria are met. Nomura has restated previously reported amounts of Total assets to conform to the current presentation.

3.

Daily variation margin for certain derivative transactions traded in Japan was reflected on Nomura’s consolidated balance sheets. However, from April 1, 2018, Nomura changed its accounting policy as a result of amendment of the rules of a specific central clearing house and daily variation margin is now off-balanced. Nomura has restated previously report amounts of Total assets to conform to the current presentation.

5.	Management Challenges and Strategies

The Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients. In order to enhance its corporate value, Nomura responds flexibly to various changes in the business environment, and emphasizes Earnings Per Share (“EPS”) as a management index to achieve stable profit growth, and will seek to maintain sustained improvement in this index.

In order to achieve our management objectives, we have focused on ensuring that profits are recorded by all divisions and regions. But by revising the delegation of powers to regions and business divisions, we are shifting to a new business execution structure as from May 2019. We are committed to continuing business model transformation in Japan as well as aiming to improve profitability of our overseas operations under Vision C&C slogan, so that we will be able to build a solid foundation to generate profits even in severe market environments.

We will ensure a flexible and robust response to changes in the global operating environment, such as various international financial regulations, demographic changes, digital evolution, and so forth, while closely monitoring rapidly-changing geopolitical situations, for the purpose of maintaining an appropriate financial standing and achieving an effective use of management resources through improved capital efficiency, etc.

The challenges and strategies in each division are as follows:

[Retail Division]

In Retail Division, under the basic philosophy of “placing our clients at the heart of everything we do,” we provided consulting services to become “financial institution a lot of people need” by responding to diversifying needs and wishes. We continue to support elderly clients with their family as we are experiencing aging society and expand client base including next-generation clients for their asset management. Furthermore, we need to concentrate on mass affluent clients for the future. We also focus on providing a broad range of value-added solutions to clients not only through face-to-face consulting services, but also non-face-to-face service such as online investment seminars, call center channels, aiming to earn clients’ trust.

[Asset Management Division]

We aim to increase assets under management and expand our client base in (i) our investment trust business, by providing clients with a diverse range of investment opportunities to meet investors’ various needs, and (ii) our investment advisory business, by providing value-added investment services to our clients on a global basis.

As a distinctive investment manager with the ability to provide a broad range of products and services, we aim to gain the strong trust of investors worldwide by making continuous efforts to improve investment performance and to meet clients’ various needs.

[Wholesale Division]

In addition to the needs of our clients becoming increasingly more sophisticated, the Wholesale division also faces challenges presented by the technological revolution; which may result in market changes which fundamentally affect the form of our traditional business. In order to keep step with such changes as well as to ensure our ability to provide our clients with added value, we will continue to seek the enhancement of our connectivity across Global Markets, Investment Banking and other Divisions around the globe as part of our sustained efforts to provide highly sought-after products and services to the markets.

Global Markets has been focusing on delivering differentiated and competitive products and solutions to our clients by leveraging our global capabilities in trading, research, and global distribution. We aim to provide uninterrupted liquidity to our clients across asset classes and markets, and strive to offer best-in-class market access and execution services. Additionally, Global Markets will gear up for the digital transformation of our business.

In Investment Banking, we will continue to support our clients’ cross-border M&A ambitions, facilitate their fundraising activities both in Japan and other geographies, as well as provide the full product suite of our Solutions Business as our clients continue to pursue the globalization of their business activities.

[Merchant Banking Division]

The Marchant Banking Division will primarily provide equity as a new solution for business reorganizations and revitalizations, business succession as well as management buyouts to cater to the increasingly diversified and sophisticated needs of our clients. The Marchant Banking Division will, under proper management of risk, focus on support for improving the enterprise value of portfolio companies, and will contribute to expansion of the private equity market.

[Risk Management and Compliance, etc.]

At the Nomura Group, the type of risk and maximum amount of permissible risk for the purpose of achieving strategic objectives and business plans based on management philosophy is set forth as the Risk Appetite. We will continue to develop a risk management framework which ensures financial soundness, enhances corporate value, and is strategically aligned to the business plan and incorporated in decision making by senior management.

With regard to compliance, we will continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. In addition to complying with laws and regulations, we will continuously review and improve our internal compliance system and rules for the purpose of promoting an environment of high ethical standards among all of our executive management and employees. In this way, we will meet the expectations of society and clients toward the Nomura Group and contribute to the further development of financial and capital markets.

Nomura Group established the Nomura Founding Principles and Corporate Ethics Day in 2015. Commemorated annually, this day aims to remind all of our executive officers and employees of the lessons learned from the incident and to renew our determination to prevent similar incidents from recurring in the future and further improve public trust through various measures. We will strive to maintain a sound corporate culture through these initiatives. We have also further enhanced and reinforced our internal control framework, which includes measures to prevent insider trading and solicitation of unfair dealing, by ensuring that all of our executive officers and employees continually maintain the highest level of business ethics expected from professionals engaged in the capital markets.

However, in March 2019, amidst discussions regarding the criteria for designation to and exit from the upper section of the exchange at the Advisory Group to Review the TSE Cash Equity Market Structure, there were inappropriate information transfers regarding such criteria at Nomura Securities (“this matter”). At Nomura Holdings and Nomura Securities, as this was something that harms the securing of the fairness/impartiality of the market, this matter has been taken very seriously, and an investigation in which external experts were added has been conducted. From now on, based on the results of such investigation, an improvement strategy will be formulated and thoroughly implemented.

Through the efforts described above, we are strengthening the earnings power of the entire Nomura Group and working to achieve our management targets and to maximize corporate value. We will advance cooperation across regions and among our four Divisions, and devote our efforts to the stability of financial and capital markets and to our further expansion and development as “Asia’s global investment bank”.

6.	Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of offering and distribution, arrangement of private placement, principal finance, asset management, and other securities and financial business. We divide our business segments into four divisions of Retail, Asset Management, Wholesale and Merchant Banking.

7.	Organizational Structure

(1)	Principal place of business in Japan

The Company: Head office (Tokyo)

Nomura Securities Co., Ltd. (Head office and local branches — 156 locations in total): Tokyo (Head office and local branches — 35 locations in total), Kanto area excluding Tokyo (35 branches), Hokkaido area (5 branches), Tohoku area (9 branches), Hokuriku area (4 branches), Chubu area (16 branches), Kinki area (28 branches), Chugoku area (9 branches), Shikoku area (4 branches) and Kyushu and Okinawa area (11 branches)

Nomura Asset Management Co., Ltd. (Tokyo, Osaka, Fukuoka)

The Nomura Trust & Banking Co., Ltd. (Tokyo)

Nomura Facilities, Inc. (Tokyo)

Nomura Financial Products & Services, Inc. (Tokyo)

(2)	Principal place of business overseas

Nomura Securities International, Inc. (New York, U.S.)

Nomura International plc (London, U.K.)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Instinet Incorporated (New York, U.S.)

(3)	Status of Employees

	Employees	Increase / Decrease
Total	27,864	184 Decrease

(Notes)

1.	Number of employees consists of the total number of employees of the Company and its consolidated subsidiaries (excluding temporary employees).

2.	Number of employees excludes employees seconded outside the Company and its consolidated subsidiaries.

(4)	Status of Significant Subsidiaries

Name	Location	Capital (in millions)		Percentage of Voting Rights	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan	¥	10,000	100%	Securities
Nomura Asset Management Co., Ltd.	Tokyo, Japan	¥	17,180	100%	Investment Trust Management / Investment Advisory
The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan	¥	35,000	100%	Banking / Trust
Nomura Facilities, Inc.	Tokyo, Japan	¥	480	100%	Business Space / Facility Management
Nomura Financial Products & Services, Inc.	Tokyo, Japan	¥	176,775	100%	Financial
Nomura Asia Pacific Holdings Co., Ltd.	Tokyo, Japan	¥	10	100%	Holding Company
Nomura Holding America Inc.	New York, U.S.	US$	6,157.25	100%	Holding Company
Nomura Securities International, Inc.	New York, U.S.	US$	3,650.00	100%*	Securities
Nomura America Mortgage Finance, LLC	New York, U.S.	US$	1,792.49	100%*	Holding Company
Instinet Incorporated	New York, U.S.	US$	1,322.50	100%*	Holding Company
Nomura Europe Holdings plc	London, U.K.	US$	10,491.32	100%	Holding Company
Nomura International plc	London, U.K.	US$	10,241.23	100%*	Securities
Nomura International (Hong Kong) Limited	Hong Kong	¥	182,311	100%*	Securities
Nomura Singapore Limited	Singapore, Singapore	S$	239.00	100%*	Securities / Financial

(Notes)

1.

“Capital” is stated in the currency on which each subsidiary’s books of record are maintained. “Capital” of a subsidiary, whose paid-in capital is zero or is in nominal amount (primarily subsidiaries located in the U.S.), is disclosed in amount including additional paid-in capital. Percentages with “*” in the “Percentage of Voting Rights” column include voting rights from indirect ownership of shares.

2.

The total number of consolidated subsidiaries and consolidated variable interest entities as of March 31, 2019 was 1,366. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. and Nomura Real Estate Holdings, Inc. was 13 as of March 31, 2019.

8.	Major Lenders

Lender	Type of Loan	Loan Amount (in millions of yen)
MUFG Bank, Ltd	Long-term borrowing	433,383
Mizuho Bank, Ltd.	Long-term borrowing	375,048
Sumitomo Mitsui Banking Corporation	Long-term borrowing	353,521
Resona Bank, Ltd.	Long-term borrowing	49,936
Sumitomo Mitsui Trust Bank, Limited.	Long-term borrowing	181,991
Mizuho Trust & Banking Co., Ltd.	Long-term borrowing	30,000
The Chiba Bank, Ltd.	Long-term borrowing	45,015
The Shizuoka Bank, Ltd.	Long-term borrowing	35,323
The Hachijuni Bank, Ltd.	Long-term borrowing	30,007
The Norinchukin Bank	Long-term borrowing	49,840
Meiji Yasuda Life Insurance Company	Long-term borrowing	32,151

9.	Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. We will strive to pay dividends using a consolidated pay-out ratio of 30 percent of each semi-annual consolidated earnings as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

Additionally we will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50 percent.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of 3 yen per share to shareholders of record as of September 30, 2018 and have decided to pay a dividend of 3 yen per share to shareholders of record as of March 31, 2019. As a result, the total annual dividend will be 6 yen per share.

The following table sets forth the details of dividends paid for the fiscal year ended March 31, 2019:

Resolution of Board of Directors	Record Date	Total Amount of Dividends (in millions of yen)	Dividend Per Share (yen)
October 31, 2018	September 30, 2018	10,148	3.00
April 25, 2019	March 31, 2019	9,933	3.00

II. Stocks

1.	Total Number of Authorized Shares:	6,000,000,000	shares

The total number of classes of shares authorized to be issued in each class is as follows.

Type	Total Number of Shares Authorized to be Issued in Each Class
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

2.	Total Number of Issued Shares: Common Stock	3,493,562,601	shares

	(Note)

Due to the cancellation of treasury stock on December 17, 2018, total number of issued shares decreased by 150,000,000 shares from March 31, 2018.

3.	Number of Shareholders:	371,292

4.	Major Shareholders (Top 10):

	Number of Shares Owned and Percentage of Shares Owned
Names of Shareholders	(in thousand shares)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	180,391	5.44
Japan Trustee Services Bank, Ltd. (Trust Account)	160,284	4.84
Japan Trustee Services Bank, Ltd. (Trust Account 5)	68,101	2.05
Northern Trust Co. (AVFC) Re Silchester International Investors International Value Equity Trust	64,983	1.96
JP Morgan Chase Bank 385151	62,963	1.90
State Street Bank West Client-Treaty 505234	54,126	1.63
Japan Trustee Services Bank, Ltd. (Trust Account 7)	46,435	1.40
Northern Trust Co. (AVFC) Re U.S. Tax Exempted Pension Funds	46,059	1.39
Japan Trustee Services Bank, Ltd. (Trust Account 1)	45,498	1.37
SSBTC Client Omnibus Account.	42,902	1.29

1.	The Company has 182,411 thousand shares of treasury stock as of March 31, 2019 which is not included in the major shareholders list above.

2.	Figures for Number of Shares Owned are rounded down to the nearest thousand and figures for Percentage of Shares Owned are calculated excluding treasury stock.

5.	Status of Treasury Stock Repurchase, Disposition and Number of Shares Held in Treasury:

(1)	Repurchased shares

Common Stock	100,020,867	shares
Total Repurchase Amount (in thousands of yen)	51,713,634

Stocks acquired according to resolution of the Board, included above, are as follows;

Common Stock	100,000,000	shares
Total Repurchase Amount (in thousands of yen)	51,702,989

Reason for Repurchase

The Company plans to acquire treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver as stock-based compensation.

(2)	Shares Disposed

Common Stock	17,894,180	shares
Aggregate Amount of Disposition (in thousands of yen)	10,817,001

(3)	Shares Cancelled

Common Stock	150,000,000	shares
Aggregate Amount of Cancellation (in thousands of yen)	89,915,970

(4)	Number of Shares Held in Treasury as of the end of fiscal year

Common Stock	182,411,802	shares

III.	Stocks Acquisition Rights

1.	Stock Acquisition Rights as of the end of the fiscal year

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.45	June 5, 2012	2,171	217,100	From April 20, 2014 to April 19, 2019	1
Stock Acquisition Rights No.46	June 5, 2012	7,088	708,800	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No.47	June 5, 2012	5,869	586,900	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.48	June 5, 2012	8,458	845,800	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.49	June 5, 2012	846	84,600	From October 20, 2015 to April 19, 2021	1
Stock Acquisition Rights No.50	June 5, 2012	1,162	116,200	From October 20, 2016 to April 19, 2022	1
Stock Acquisition Rights No.51	November 13, 2012	9,965	996,500	From November 13, 2014 to November 12, 2019	298
Stock Acquisition Rights No.52	June 5, 2013	1,405	140,500	From April 20, 2014 to April 19, 2019	1
Stock Acquisition Rights No.53	June 5, 2013	5,634	563,400	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No.54	June 5, 2013	7,268	726,800	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.55	November 19, 2013	26,812	2,681,200	From November 19, 2015 to November 18, 2020	821
Stock Acquisition Rights No.56	June 5, 2014	7,455	745,500	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No.57	June 5, 2014	10,266	1,026,600	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.58	June 5, 2014	17,232	1,723,200	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.59	June 5, 2014	4,336	433,600	From March 31, 2015 to March 30, 2020	1
Stock Acquisition Rights No.60	June 5, 2014	5,942	594,200	From March 31, 2016 to March 30, 2021	1
Stock Acquisition Rights No.61	June 5, 2014	21,596	2,159,600	From March 31, 2017 to March 30, 2022	1
Stock Acquisition Rights No.62	November 18, 2014	26,757	2,675,700	From November 18, 2016 to November 17, 2021	738
Stock Acquisition Rights No.63	June 5, 2015	8,897	889,700	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.64	June 5, 2015	15,341	1,534,100	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.65	June 5, 2015	24,962	2,496,200	From April 20, 2018 to April 19, 2023	1
Stock Acquisition Rights No.68	November 18, 2015	25,688	2,568,800	From November 18, 2017 to November 17, 2022	802
Stock Acquisition Rights No.69	June 7, 2016	15,246	1,524,600	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.70	June 7, 2016	26,017	2,601,700	From April 20, 2018 to April 19, 2023	1
Stock Acquisition Rights No.71	June 7, 2016	55,976	5,597,600	From April 20, 2019 to April 19, 2024	1
Stock Acquisition Rights No.72	June 7, 2016	4,817	481,700	From October 30, 2016 to October 29, 2021	1
Stock Acquisition Rights No.73	June 7, 2016	1,054	105,400	From April 30, 2017 to April 29, 2022	1

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.74	November 11, 2016	25,364	2,536,400	From November 11, 2018 to November 10, 2023	593
Stock Acquisition Rights No.75	June 9, 2017	20,898	2,089,800	From April 20, 2018 to April 19, 2023	1
Stock Acquisition Rights No.76	June 9, 2017	43,953	4,395,300	From April 20, 2019 to April 19, 2024	1
Stock Acquisition Rights No.77	June 9, 2017	45,088	4,508,800	From April 20, 2020 to April 19, 2025	1
Stock Acquisition Rights No.78	June 9, 2017	8,538	853,800	From April 20, 2021 to April 19, 2026	1
Stock Acquisition Rights No.79	June 9, 2017	8,513	851,300	From April 20, 2022 to April 19, 2027	1
Stock Acquisition Rights No.80	June 9, 2017	1,362	136,200	From April 20, 2023 to April 19, 2028	1
Stock Acquisition Rights No.81	June 9, 2017	1,362	136,200	From April 20, 2024 to April 19, 2029	1
Stock Acquisition Rights No.82	June 9, 2017	4,538	453,800	From October 30, 2017 to October 29, 2022	1
Stock Acquisition Rights No.83	June 9, 2017	639	63,900	From April 30, 2018 to April 29, 2023	1
Stock Acquisition Rights No.84	November 17, 2017	25,255	2,525,500	From November 17, 2019 to November 16, 2024	684
Stock Acquisition Rights No.85	November 20, 2018	25,552	2,555,200	From November 20, 2020 to November 19, 2025	573

1.	Stock acquisition rights are issued in conjunction with the Company’s equity-based compensation plan and no payment is required in exchange for stock acquisition rights.

2.	Any transfer of stock acquisition rights is subject to approval by the Board of Directors of the Company.

3.

No stock acquisition rights shall be exercised partially. Grantees who lose their positions as executives or employees due to resignation or other similar reasons before the commencement of the exercise period will, in principle, forfeit their stock acquisition rights.

4.	Number of stock acquisition rights and number of shares under stock acquisition rights are as of the end of the fiscal year.

5.	Stock Acquisition Rights No.1 to No.44, No.66 and No.67 were all extinguished by exercise, forfeiture, or expiration of exercise period.

2.	Stock Acquisition Rights Held by the Directors and Executive Officers of the Company as of the end of the fiscal year

Name of Stock Acquisition Rights	Directors and Executive Officers (excluding Outside Directors)
	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.46	49	2
Stock Acquisition Rights No.47	172	4
Stock Acquisition Rights No.48	228	5
Stock Acquisition Rights No.53	241	3
Stock Acquisition Rights No.54	240	3
Stock Acquisition Rights No.56	173	2
Stock Acquisition Rights No.57	348	3
Stock Acquisition Rights No.58	760	4
Stock Acquisition Rights No.59	206	3
Stock Acquisition Rights No.60	206	3
Stock Acquisition Rights No.61	626	4
Stock Acquisition Rights No.63	391	4
Stock Acquisition Rights No.64	756	5
Stock Acquisition Rights No.65	754	5
Stock Acquisition Rights No.69	1,163	6
Stock Acquisition Rights No.70	1,158	6
Stock Acquisition Rights No.71	1,696	9
Stock Acquisition Rights No.75	1,180	6
Stock Acquisition Rights No.76	1,352	7
Stock Acquisition Rights No.77	1,349	7

1.	Number of stock acquisition rights is as of the end of the fiscal year.

2.	No stock acquisition rights have been issued to Outside Directors.

3.	Stock Acquisition Rights Issued to the Employees and Others during the fiscal year ended March 31, 2019

Name of Stock Acquisition Rights	Employees (excluding employees who are concurrently serving as Directors/Executive Officers of the Company)		Directors, Executive Officers and Employees, etc. in subsidiaries (excluding those who are concurrently serving as Employees or Directors/Executive Officers of the Company)
	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.85	—	—	25,565	1,204

Number of stock acquisition rights and number of holders are as of allotment date.

4.	Other Significant Matters

On May 16, 2019, the Company passed a resolution to grant Restricted Stock Units (“RSUs”) to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc.

Number of Granted RSUs	Number of Shares of Common Stock under the RSUs
33,786,200	33,786,200

IV.	Matters Relating to the Company’s Directors and Executive Officers

1.	Status of the Directors (as of March 31, 2019)

Name	Positions and Responsibilities	Significant Concurrent Positions
Nobuyuki Koga	Chairman of the Board of Directors Chairman of the Nomination Committee Chairman of the Compensation Committee	Director of Nomura Securities Co., Ltd. (*1) Representative Director and President of Kanagawa Kaihatsu Kanko Co., Ltd.

Koji Nagai	Director Representative Executive Officer and President Group CEO	Director and Chairman of the Board of Directors of Nomura Securities Co., Ltd. (*1)

Shoichi Nagamatsu	Director Representative Executive Officer and Deputy President	Director of Nomura Securities Co., Ltd. (*1, *2)

Hiroshi Kimura	Outside Director Member of the Nomination Committee Member of the Compensation Committee	Honorary Company Fellow of Japan Tobacco Inc. Outside Director of IHI Corporation

Kazuhiko Ishimura	Outside Director Member of the Nomination Committee Member of the Compensation Committee	Director & Chairman of AGC Inc. Outside Director of TDK Corporation Outside Director of IHI Corporation

Noriaki Shimazaki	Outside Director Chairman of the Audit Committee	Outside Director of Loginet Japan Co., Ltd. Director of Nomura Securities Co., Ltd. (*1)

Mari Sono	Outside Director Member of the Audit Committee	Not Applicable

Hisato Miyashita	Director Member of the Audit Committee (full time)	Director of Nomura Asset Management Co., Ltd. (*1, *2) Director of The Nomura Trust and Banking Co., Ltd. (*1, *2) Statutory Auditor of Nomura Financial Products & Services, Inc. (*1)

Michael Lim Choo San	Outside Director	Non-Executive Chairman of Fullerton Healthcare Corporation Limited Non-Executive Chairman of Nomura Singapore Ltd. (*1)

Laura Simone Unger	Outside Director	Independent Director of CIT Group Inc. Independent Director of Navient Corporation Independent Director of Nomura Securities International, Inc. (*1)

(Notes)

1.

Directors Hiroshi Kimura, Kazuhiko Ishimura, Noriaki Shimazaki, Mari Sono, Michael Lim Choo San, and Laura Simone Unger are Outside Directors, as provided for in Article 2, Item 15 of the Companies Act, and are also Independent Directors, as provided for in Article 436-2 of the Tokyo Stock Exchange, Inc.’s Securities Listing Regulations.

2.

Director Noriaki Shimazaki, Chairman of the Audit Committee, is a financial expert under the Sarbanes-Oxley Act of 2002 and Director Mari Sono, a member of the Audit Committee, is a certified public accountant. Each of them has considerable finance and accounting knowledge.

3.

The Company has selected director Hisato Miyashita, who is well-versed in the business of the Nomura Group, as a full-time member of the Audit Committee, with the expectation that audits by the Audit Committee will be performed more effectively.

4.	Companies marked with “*1” are wholly-owned subsidiaries (including indirect ownership) of the Company.

5.

Concurrent positions marked with “*2” are positions from which a director has resigned during the period from the fiscal year-end to the date of this Business Report, or positions from which a director is scheduled to resign as of the date of this Business Report. In addition, Director Hiroshi Kimura resigned as of March 28, 2019 from AGC Inc. and Director Noriaki Shimazaki resigned as of March 30, 2019 from UKC Holdings Corporation.

6.	There are no special relationships between the Company and companies in which Outside Directors concurrently serve (except for those companies marked with “*1”).

7.

The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages with directors Hiroshi Kimura, Kazuhiko Ishimura, Noriaki Shimazaki, Mari Sono, Hisato Miyashita, Michael Lim Choo San, and Laura Simone Unger. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater.

2.	Matters Relating to the Outside Directors

Status of the Activities of the Outside Directors

Name	Status of Main Activities

Hiroshi Kimura

Attended all 10 meetings of the Board of Directors, all 6 meetings of the Nomination Committee, and all 4 meetings of the Compensation Committee held during the fiscal year, and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years.

Kazuhiko Ishimura

Attended all 8 meetings of the Board of Directors, all 5 meetings of the Nomination Committee, and all 3 meetings of the Compensation Committee held after his appointment as a director, a member of the Nomination Committee and a member of the Compensation Committee, and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years.

Noriaki Shimazaki

Attended all 10 meetings of the Board of Directors and all 17 meetings of the Audit Committee held during the fiscal year, and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years and an expert well-versed in international accounting systems.

Mari Sono

Attended all 10 meetings of the Board of Directors and all 17 meetings of the Audit Committee held during the fiscal year, and appropriately made statements based on her extensive experience and comprehensive knowledge gained from being an expert well-versed in corporate accounting.

Michael Lim Choo San

Attended all 10 meetings of the Board of Directors held during the fiscal year, and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being an expert well versed in international accounting systems.

Laura Simone Unger

Attended all 8 meetings of the Board of Directors held after her appointment as a director, and appropriately made statements based on her extensive experience and comprehensive knowledge gained from being an expert well-versed in finance-related legal systems.

Other than the above, Outside Directors Meetings, consisting solely of members who are Outside Directors, have been held, where there are discussions concerning matters such as the business and corporate governance of the Company.

3.	Status of the Executive Officers (as of March 31, 2019)

Name	Positions and Responsibilities	Significant Concurrent Positions

Koji Nagai	Director Representative Executive Officer and President Group CEO	See “1. Status of the Directors”

Shoichi Nagamatsu	Director Representative Executive Officer and Deputy President	See “1. Status of the Directors”

Tetsu Ozaki	Executive Managing Director and Deputy Chairman	Director of Nomura Securities Co., Ltd.

Toshio Morita	Executive Managing Director Group Co-COO	Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.

Kentaro Okuda	Executive Managing Director Group Co-COO and Head of Americas (based in New York)	Director, Executive Managing Director and Deputy President of Nomura Securities Co., Ltd.

Kunio Watanabe	Executive Managing Director Head of Asset Management	Director, President and CEO of Nomura Asset Management Co., Ltd.

Takumi Kitamura	Executive Managing Director Chief Financial Officer (CFO)	Executive Managing Director of Nomura Securities Co., Ltd.

Yuji Nakata	Executive Managing Director Head of Group Entity Structure and Co-CRO	Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd. Director of Nomura Financial Products & Services, Inc.

(Notes)

1.	As of March 31, 2019, Tetsu Ozaki and Kunio Watanabe resigned from the office of Executive Managing Director of the Company.

2.	As of April 1, 2019, Junko Nakagawa and Tomoyuki Teraguchi assumed the office of Executive Managing Director of the Company.

(Reference) Executive Officers as of May 1, 2019 are as follows:

Koji Nagai	Representative Executive Officer and President, Group CEO

Shoichi Nagamatsu	Representative Executive Officer and Deputy President

Kentaro Okuda	Executive Managing Director and Deputy President, Group Co-COO

Toshio Morita	Executive Managing Director, Group Co-COO

Junko Nakagawa	Executive Managing Director, Head of Asset Management

Takumi Kitamura	Executive Managing Director, Chief Financial Officer (CFO)

Yuji Nakata	Executive Managing Director, Chief Risk Officer (CRO)

Tomoyuki Teraguchi	Executive Managing Director, Chief Compliance Officer (CCO)

4.	Compensation paid to Directors and Executive Officers

		Millions of yen
	Number of People (1)	Basic Compensation (2,3)	Bonus	Deferred Compensation (4)	Total
Directors	10	251	—	42	293
(Outside Directors)	(8)	(127)	(—)	(—)	(127)
Executive Officers	8	607	—	466	1,073
Total	18	858	—	508	1,366

(Notes)

1.

The number of people includes 2 Directors who retired in June 2018. There were 8 Directors and 8 Executive Officers as of March 31, 2019. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.

2.	Basic compensation of ¥858 million includes other compensation (commuter pass allowance) of ¥1,124 thousand.

3.	In addition to basic compensation of Executive Officers, ¥24 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.

4.

Deferred compensation (such as stock options) granted during and prior to the fiscal year ended March 31, 2019 is recognized as expense in the financial statements for the fiscal year ended March 31, 2019.

5.	Subsidiaries of the Company paid ¥49 million to Outside Directors as compensation, etc. for their directorship at those subsidiaries for the fiscal year ended March 31, 2019.

6.	The Company abolished retirement bonuses to Directors in 2001.

5.	Matters relating to Individual Directors and Executive Officers’ Compensation Determined by Compensation Committee

(1) Method of Determining Compensation Policies

As the Company is organized under the Committee System, the Compensation Committee has set the “Compensation Policy of Nomura Group” and “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.”

(2) Compensation Policy of Nomura Group

The “Compensation Policy of Nomura Group” is as follows:

Nomura Group is establishing its status firmly as a globally competitive financial services group. To support this, we recognize that our people are our most valuable asset. We have therefore developed our Compensation Policy for both executives and employees of Nomura Group to ensure we attract, retain, motivate and develop talent that enables us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation.

Our Compensation Policy is based around six key themes:

1)	Align with Nomura Values and Strategies

•	Compensation is designed to support delivery against the broader strategic aims of the Group.

•	Levels and structures of compensation reflect the needs of each business line and allow the Group to effectively compete for key talent in the market.

•	We develop our staff to support the Nomura values.

2)	Reflect Firm, Division and Individual Performance

•	“Pay for Performance” is our fundamental principle to motivate and reward our key talent regardless of personal background.

•

We manage compensation on a firm-wide basis, taking into account the performance of the Group and supporting our ethos of sustainable growth, collaboration and client service. This enables us to manage strategic investments and still operate market-competitive compensation practices.

•	An individual’s compensation is determined by properly reflecting the Group, division and individual performance, ensuring that it is aligned with both the business strategy and market considerations.

•	Individual compensation award decisions are underpinned by valid and rigorous performance management processes and supporting systems.

3)	Establish Appropriate Performance Measurement with a Focus on Risk

•	Compensation is not determined by reference solely to revenues. Risk-adjusted profits are being emphasized in Nomura’s management information and performance systems and processes.

•	In addition, qualitative factors such as cross-divisional collaboration, risk management, alignment with organizational values, and compliance are stressed when evaluating performance.

•	Performance measurement reflects the business needs, taking account of risk associated with each business. Such risk includes market, credit, operational, and liquidity risk among others.

•	In assessing and measuring risk for compensation, input and advice is received from the risk management and finance divisions.

4)	Align Employee and Shareholder Interests

•	Compensation of Group executives and higher paid employees should reflect the achievement of targets which are in line with the creation of shareholder value.

•

For higher paid executives and employees, a part of their compensation is delivered in equity linked awards with appropriate vesting periods to ensure that their interests are closely aligned with those of shareholders.

5)	Appropriate Compensation Structures

•	The compensation structure reflects our desire to grow and develop our talent. It is merit based, reflecting performance and is regularly reviewed to ensure its fairness.

•	For higher paid executives and employees, a significant portion of compensation is deferred, balancing short-term interests with longer-term stewardship of the Group.

•	Deferred compensation should be subject to forfeiture or “clawback” in the event of a material restatement of earnings or other significant harm to the business of Nomura.

•

The percentage of deferral increases as an employee’s total compensation increases. A part of deferred compensation is delivered in mid/long-term incentive plans, such as equity linked awards with appropriate vesting periods.

•	Guarantees of bonus/compensation should be allowed only in limited circumstances such as new hiring or strategic business needs, and multi-year guarantees should not be used as a matter of course.

•	There should be no special or expensive retirement/severance guarantees for senior executives.

•	Nomura will respect all areas in which it operates and will seek to ensure pay structures reflect the needs of the organization as well as regulatory and government bodies.

6)	Ensure Robust Governance and Control Processes

•	This Policy and any change hereof must be approved by Nomura Holdings’ Compensation Committee, a majority of which consists of non-executive outside directors.

•	The Compensation Committee of Nomura Holdings decides individual amounts as well as compensation policy for Directors and Executive Officers of Nomura Holdings, in line with this Policy.

•

Globally, we institute a review and authorization policy for senior or high-level contracts ensuring consistency with this Policy. This is administered by Human Resources, involves Finance, Risk Management and Regional Compensation Committees and is reviewed by the Executive Managing Board.

•	Compensation for employees of risk management and compliance functions is determined independently of other business divisions.

•	The Compensation Committee uses market and specialist advisory groups to advise on appropriate compensation structures and levels as necessary.

(3) Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.

“Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” is as follows:

Compensation of Directors and Executive Officers is composed of base salary, cash bonus and long-term incentive plans.

1)	Base Salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

•

A portion of base salary may be paid in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

2)	Cash Bonus

•

Cash bonuses of Directors and Executive Officers are determined by taking into account both quantitative and qualitative factors. Quantitative factors include performance of the Group and the division. Qualitative factors include achievement of individual goals and subjective assessment of individual contribution.

•

Depending on the level of bonus payment, a portion of payment in cash may be deferred. In addition, a portion of deferred bonus may be paid in equity linked awards with appropriate vesting periods in lieu of cash to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders. Such deferred bonus may be unpaid or forfeited under specific circumstances.

3)	Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on their individual responsibilities and performance.

•

Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

V.	Matters Relating to Accounting Auditor

1.	Name: Ernst & Young ShinNihon LLC

2.	Audit Fees, etc.

Item	Amount
(1) Audit fees, etc.	856 million yen
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	1,357 million yen

(Notes)

1.

The audit contract between the Company and the Accounting Auditor does not separate the audit fees based on the Companies Act and the Financial Instruments and Exchange Act. Since the audit fees based on the Companies Act and the Financial Instruments and Exchange Act could not be substantively separated, the amount of audit fees above includes the audit fees based on the Financial Instruments and Exchange Act.

2.

In addition to the attestation services pursuant to the Article 2, Paragraph 1 of the Certified Public Accountant Act, the Company and its subsidiaries pay compensation to the Accounting Auditor with respect to verification services on compliance with the segregation of customers’ assets requirements, etc.

3.

Significant overseas subsidiaries of the Company are subject to audit (limited to audit pursuant to the Companies Act or the Financial Instruments and Exchange Act and other equivalent foreign regulations) by certified public accountants or auditing firms (who hold equivalent qualifications in foreign countries) other than the Company’s Accounting Auditor.

4.

The Audit Committee has received necessary documents and reports from the Chief Financial Officer (“CFO”), relevant internal divisions, and the Accounting Auditor, and has confirmed the structure of the Accounting Auditor’s audit team, audit plan, audit status, the status of the maintenance of the structure for controlling quality of the audit firm, and the basis for the calculation of estimated remuneration, etc. Additionally, the Audit Committee conducts pre-approval procedures in accordance with Article 202 of the Sarbanes-Oxley Act of 2002, etc. Based on the result of such confirmations and procedures, the Audit Committee has verified the compensation, etc. of the Accounting Auditor and determined that it is at a reasonable level to maintain and improve audit quality, and has given the Companies Act Article 399 Paragraph 1 consent.

3.	Dismissal or Non-Reappointment Policy

(1)

If the Accounting Auditor corresponds to any of the items stipulated under Article 340, Paragraph 1 of the Companies Act, the Audit Committee shall consider dismissal of the Accounting Auditor, and if dismissal is determined to be reasonable, the Audit Committee will dismiss the Accounting Auditor by a unanimous consent of all members of the Audit Committee. In such event, an Audit Committee Member appointed by the Audit Committee shall report the dismissal of the Accounting Auditor and reasons for dismissal at the general meeting of shareholders to be convened immediately after the dismissal.

(2)

In cases where the Audit Committee determines that the Accounting Auditor has issues in terms of the fairness, or that maintenance of more appropriate audit structure is needed, a proposal on dismissal or non-reappointment of the Accounting Auditor will be submitted to the annual general meeting of shareholders.

VI.

The Content of the Resolution Adopted Regarding the Maintenance of Structures such as the Structure for Ensuring Appropriate Business Activities and the Summary of the Status of the Implementation of the Structure

The content of the resolution adopted by the Board of Directors concerning the Structure for Ensuring Appropriate Business Activities and the summary of the status of the implementation of the structure during this fiscal year is set forth below.

Structure for Ensuring Appropriate Business Activities at Nomura Holdings, Inc.

The Company shall, through the Board of Directors of the Company, establish the following structure (hereinafter referred to as the “Internal Controls System”) to ensure appropriate business activities at the Company and within the Nomura Group, assess the structure on a regular basis, and revise the structure as necessary. The Board of Directors shall, in addition to ensuring appropriate business through, amongst other measures, the supervision of the execution of duties by Directors and Executive Officers and development of the basic management policy of the Nomura Group, shall also monitor the maintenance by Executive Officers and operational status of the Internal Controls System, and call for improvements when necessary.

Further, the Board of Directors shall establish and thoroughly enforce the Code of Ethics of the Nomura Group, a code of conduct that all Nomura Group officers and employees should comply with, which encompasses an emphasis on customer interests, full awareness of the social mission, compliance with applicable laws and regulations, undertaking of social contribution activities, etc.

<I.	Matters Concerning the Audit Committee>

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the execution by Directors and Executive Officers of their duties through the use of the Independent Auditor, auditing firms and organizations within the Company to ensure the appropriate business activities of Nomura Holdings, Inc.

1.	Directors and Employees that will provide Support with respect to the Duties

(1)

The Board of Directors may appoint a Director, not concurrently serving as an Executive Officer, as the “Audit Mission Director.” The Audit Mission Director shall support audits performed by the Audit Committee, and in order for the Board of Directors to effectively supervise the execution by the Directors and Executive Officers of their duties, the Audit Mission Director shall perform the Audit Mission Director’s duties in accordance with the Audit Committee’s instructions.

(2)

The Company shall put in place the Office of Non-Executive Directors and Audit Committee to support the duties of the Audit Committee and Directors. The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of Non-Executive Directors and Audit Committee. Regarding the hiring, transfer and discipline of the employees of the Office of Non-Executive Directors and Audit Committee, the consent of the Audit Committee or a member of the Audit Committee designated by the Audit Committee must be obtained.

[Summary of Implementation Status]

The Company has set up the Office of Non-Executive Directors and Audit Committee as a unit dedicated to assisting with the duties of the Directors. To secure the independence of the Office of Non-Executive Directors and Audit Committee, employees of the Office of Non-Executive Directors and Audit Committee are evaluated by an Audit Committee Member designated by the Audit Committee.

2.	Audit System within the Nomura Group

(1)

The Company shall establish a group audit structure centered around the Company (the holding company) so that the Audit Committee can conduct audits in coordination with the Audit Committees, etc., of subsidiaries.

(2)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of the Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

[Summary of Implementation Status]

As a general rule, meetings of the Audit Committee of the Company and the Audit Committee of Nomura Securities Co., Ltd. are held jointly. Further, efforts are being made to coordinate closely by having persons such as full-time audit committee members of the Company and audit mission directors of Nomura Securities Co., Ltd. concurrently serve as company auditors and audit committee members of subsidiaries in Japan. Additionally, at the Nomura Group, audit committees have been set up in the holding companies that supervise each of the 3 overseas regions (Europe, the Americas, and Asia) and audit committee members of the Company and the heads of such committees share information regarding the issues and awareness of problems for each region from the audit work perspective.

3.	Structures Ensuring the Effectiveness of the Audit

(1)	Members of the Audit Committee designated by the Audit Committee or the Audit Mission Director may participate in or attend important meetings including meetings of the Executive Management Board.

(2)

The Audit Committee may require an explanation from accounting auditors and accounting firms that conduct audits of financial statements about the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting. Members of the Audit Committee and the Audit Mission Director may exchange opinions with accounting auditors and accounting firms that conduct audits of financial statements as necessary.

(3)

A member of the Audit Committee designated by the Audit Committee may investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(4)	The Audit Committee in conducting audits may engage attorneys, certified public accountants, consultants or other outside advisors as deemed to be necessary.

[Summary of Implementation Status]

Audit Committee Members designated by the Audit Committee have participated in or attended important meetings such as meetings of the Executive Management Board and the Internal Controls Committee.

The Audit Committee has directly received explanations regarding the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting, from Ernst & Young ShinNihon LLC who is the Accounting Auditor and accounting firm that conducts audits of the Financial Statements. In addition, there have been exchanges of opinions with the Accounting Auditor by, for example, Audit Committee Members seeking the opinions of the Accounting Auditor as necessary.

Furthermore, Audit Committee Members, in addition to carrying out site visits of sites such as retail branches of Nomura Securities and site visits of subsidiaries other than Nomura Securities in person, have received reports from Nomura Securities’ Audit Committee Members and Audit Mission Directors who carried out site visits at subsidiaries.

Moreover, the Audit Committee, by entering into an advisory services agreement with an external lawyer, has established a structure whereby expert opinions can be sought from the lawyer as necessary.

4.	Coordination with the Internal Audit Division

(1)

The Company shall obtain the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, regarding implementation plans and formulation of the budget of the Internal Audit Division, as well as the election and dismissal of the Head of the Internal Audit Division.

(2)

The Audit Committee shall coordinate with the Internal Audit Division by attending meetings of the Internal Controls Committee, hearing reports regarding the status of internal audits, and with regard to internal audits, issuing recommendations, etc., concerning the modification of the implementation plan, additional audits, development of remedial measures, etc.

[Summary of Implementation Status]

The Internal Controls Committee attended by Audit Committee Members deliberates and determines basic matters regarding the establishment and evaluation of internal controls for the Nomura Group’s business management structure as well as matters regarding the improvement of corporate behavior.

In addition, the Audit Committee is coordinating with the Internal Audit Division by, for example, receiving reports, as necessary, directly from the Senior Managing Director in charge of internal audits or through Audit Committee Members, regarding matters such as the maintenance/operational status of the internal control structure and the implementation status of internal audits.

<II.	Matters Concerning the Executive Officers>

1.	Compliance Structure

(1)	Thorough Compliance with the Nomura Group Code of Ethics

Executive Officers shall promote lawful management in accordance with laws, regulations and the Articles of Incorporation, and shall swear to comply with the Nomura Group Code of Ethics. At the same time, Executive Officers shall ensure that the Nomura Group Code of Ethics is well known amongst Senior Managing Directors and employees of the Company and shall ensure compliance with the said Code.

(2)	Establishment and Maintenance of the Compliance Structure

Executive Officers shall strive to maintain the Nomura Group’s compliance structure through, among other means, the maintenance of compliance-related regulations and the installation of responsible divisions and persons. The Company shall install Compliance Managers, etc., or other persons responsible for compliance, in each company within the Nomura Group to take corrective action against cases regarding any conduct considered questionable in light of social ethics or social justice and to thoroughly ensure that business activities undertaken by employees are based on a law-abiding spirit and social common sense, thereby promoting execution of duties in accordance with laws and regulations.

(3)	Compliance Hotline

(a)

Executive Officers shall put into place a “Compliance Hotline” as a channel through which employees can, with regard to conduct in the Nomura Group that may be questionable based on compliance with laws and regulations, etc., including matters concerning accounting or accounting audits, report such conduct directly to the person appointed by the Board of Directors.

(b)	Executive Officers shall guarantee the confidentiality of anonymous notifications, including the content of such notifications, made through the Compliance Hotline.

(4)	Severing Relations with Anti-Social Forces

The Nomura Group shall not engage in any transaction with anti-social forces or groups and Executive Officers shall maintain structures that are necessary for the enforcement of this rule.

[Summary of Implementation Status]

The Company has prescribed the “Nomura Group Corporate Philosophy” and “Code of Ethics of Nomura Group,” based on “Our Founder’s Principles” which has been handed down since Company’s establishment. The officers and employees of the Nomura Group are required to annually affirm that they will comply with the Code of Ethics of Nomura Group, which sets forth the Group’s basic policy for compliance. In addition, the Group has designated the “Nomura Founding Principles and Corporate Ethics Day,” and every year on this day, initiatives are implemented for the purpose of the entire Nomura Group resolving to never again cause a scandal, by thinking about the Founding Principles and Corporate Ethics. During this fiscal year, concerning the corporate slogan “Delivering a Better Tomorrow,” which symbolizes things such as “Client-Focused Business Operations” and the “Nomura Group Corporate Philosophy,” there were discussions amongst Nomura Group officers and employees and there was a reconfirmation of the fact that the Nomura Group as a whole will be united in its aim of “Delivering a Better Tomorrow.”

At the Company, based on the Regulations of the Organization and the Nomura Group Compliance Policy, a Group Compliance Head is appointed and a Group Compliance Department that assists the Group Compliance Head has been put in place. In addition, for the purpose of strengthening the internal control structure so that it can cope with global business expansion, and to maintain/sustain the compliance structure at each group company including overseas locations, a compliance manager has been installed at each company and each region.

In the event that an employee becomes aware of activity such as activity that could be a violation of applicable law or regulation, as a means of presenting such information directly to internal and external report recipients, a compliance hotline has been put in place and all employees have been notified. Regardless of the means by which information is presented, anonymous presentation of information is possible and confidentiality concerning the presentation of information is strictly observed.

At the Nomura Group, within the Code of Ethics of Nomura Group, it is essentially set forth that transactions will never be entered into with anti-social forces and the basic policy is that all relationships with anti-social forces are to be cut off. Based on this, the Group has set up a supervising unit for the purpose of promoting organizational measures to cope with anti-social forces, and at the same time as related information is being gathered/accumulated and strictly managed, whilst consulting/coordinating with attorneys, police, etc., as necessary, anti-social forces are being eliminated and measures for the purpose of ensuring appropriate corporate behavior are being taken. In addition, as of April 1, 2018, the Company has set up the Anti-Money Laundering Department which supervises and controls measures for anti-money laundering in the Group, and has been implementing initiatives to improve Anti-Money Laundering and Combating the Financing of Terrorism measures.

2.	Risk Management Structure

(1)

Executive Officers shall acknowledge the importance of identification, evaluation, monitoring and management of various risks relating to the execution of the Nomura Group’s business centered on risks such as market risk, credit risk, liquidity risk, and operational risk and ensure understanding and management of such risks at each company within the Nomura Group.

(2)

Executive Officers shall strive to maintain a system to ensure the effectiveness of risk management in the Nomura Group through, among other means, the maintenance of regulations concerning risk management and the installation of responsible divisions and persons.

(3)

Executive Officers shall report the status of risk management structures within the Nomura Group to the Group Integrated Risk Management Committee. The Group Integrated Risk Management Committee shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management structures for the business.

(4)

Executive Officers shall maintain a structure that enables the Nomura Group to prevent or avoid crises, ensure the safety of customers, officers and employees of the Nomura Group, protect operating assets, reduce damage and ensure early recovery from any damage by establishing basic principles of business continuity including precautionary measures against crises, such as natural disasters or system failures, and emergency measures.

[Summary of Implementation Status]

At the Nomura Group, the type of risk and maximum amount of permissible risk for the purpose of achieving strategic objectives and business plans based on management philosophy is set forth as the Risk Appetite and the risks attendant to the carrying on of the Nomura Group’s business are thereby ascertained and managed.

To prescribe the basic principles, framework, and governance concerning risk management, with the purpose of contributing to securing the financial health and appropriate risk management of the Nomura Group, the Risk Management Policy has been put in place. The unit in charge of risk management is structured as an organization that is independent from units that execute business, and based on the leadership of the Chief Risk Officer (“CRO”) who presides over all aspects of risk management, the various risks relating to business execution are identified, evaluated, monitored, and managed.

As for risks arising out of business operations, on the basis of the basic policy of restraining within the scope of the Risk Appetite, the Executive Management Board or the Group Integrated Risk Management Committee upon delegation by the Executive Management Board deliberates and determines important matters relating to risk management.

In addition, the Company prescribes the basic principles of crisis management at the Nomura Group in the Nomura Group Crisis Management Regulations. In accordance with such regulations, each company of the Nomura Group has appointed Crisis Management Officers and discusses crisis management measures based on the fundamental policies of crisis management adopted by each company. Also, by establishing the Nomura Group Crisis Management Committee, the Company has established a global crisis management structure, which includes business continuity measures in case of an emergency. The content of resolutions adopted by the Committee is reported to the Executive Management Board.

3.	Reporting Structure in Relation to Execution of Duties

(1)

Executive Officers shall report on the status of their own execution of duties not less frequently than once every 3 (three) months. They shall also maintain a reporting structure that governs reporting with respect to Nomura Group directors, executives, and employees.

(2)	Executive Officers shall report the following matters on a regular basis to the Audit Committee directly or through the members of the Audit Committee or the Audit Mission Director:

(a)	The implementation status of internal audits, internal audit results, and remediation status;

(b)	The maintenance and operational status of the compliance structure;

(c)	Risk management status;

(d)

The outline of quarterly financial results and material matters (including matters concerning the selection and application of significant accounting policies and matters concerning internal controls over financial reporting); and

(e)	The operational status of the Compliance Hotline and details of the reports received.

(3)

In the event that an Executive Officer, Senior Managing Director, or employee is requested to report on a matter concerning the execution of such person’s duties by an Audit Committee Member designated by the Audit Committee or the Audit Mission Director, such person shall promptly report on such matters.

(4)

In the event that a Director, Executive Officer or Senior Managing Director becomes aware of a matter raised below, an immediate report must be made to an Audit Committee member or Audit Mission Director. Moreover, in the event that the person who becomes aware of such a matter is an executive officer or senior managing director, a report must be made simultaneously to the Executive Management Board. The Executive Management Board will deliberate concerning such matter, and in the event that it is admitted as necessary, based on such results, appropriate measures will be taken.

(a)	Any material violation of law or regulation or other important matter concerning compliance.

(b)	Any legal or financial problem that may have a material impact on the business or financial conditions of each Nomura Group company.

(c)	Any order from any regulatory authority or other facts that may potentially cause the Nomura Group to incur a significant loss.

(5)

In the event that a Nomura Group director, officer, or employee discovers a matter raised above, the Company must maintain a structure that provides for immediate direct or indirect reporting to an Audit Committee Member or Audit Mission Director.

(6)	To ensure that persons making a report prescribed in the preceding paragraph 2 do not receive disadvantageous treatment due to the making of such report, the Company must take appropriate measures.

[Summary of Implementation Status]

Executive Officers provide reports concerning the deliberation status of the Executive Management Board, the Group’s financial status, and the business execution status of each division at each meeting of the Board of Directors. Further, Executive Officers provide reports concerning their business execution status directly to the Audit Committee or through an Audit Committee Member. At the same time, as for Executive Officers, Senior Managing Directors, and employees, if an Audit Committee Member seeks a report on matters concerning the execution of their duties, a report is presented on such matters promptly.

The Company routinely disseminates to all officers and employees of the Nomura Group the fact that a report must promptly be made to each company’s designated point of contact in the event that activity, such as activity that could be in violation of laws, regulations, or internal rules, is found.

Furthermore, at the Nomura Group, in accordance with internal rules such as the Regulations on Management of Nomura Group Compliance Hotline and the Code of Ethics of Nomura Group, in addition to prohibiting any dismissal, demotion, salary reduction, or other disadvantageous treatment due to such a report, the fact that such disadvantageous treatment is prohibited is disseminated to all Nomura Group officers and employees.

4.	Structure for Ensuring the Effectiveness of the Execution of Duties

(1)

Executive Officers shall determine the Nomura Group’s management strategy and business execution, and execute business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)

Executive Officers shall determine the allocation of business duties between each Senior Managing Director and the scope of authority of each employee, and thereby ensure the effectiveness of the structure for the execution of duties and establish a responsibility structure for the execution of duties.

(3)

Of the matters whose business execution decision has been delegated to Executive Officers based on a resolution adopted by the Board of Directors, certain important matters shall be determined through the deliberation and determination by bodies, such as the Executive Management Board, or through documents requesting managerial decisions.

(4)

The Executive Management Board shall determine or review the necessary allocation of management resources based on the business plan and budget application of each division and regional area to ensure the effective management of the Nomura Group.

[Summary of Implementation Status]

Business execution decisions within the Company, to the extent permitted by laws and regulations, are made flexibly and efficiently by Executive Officers to whom the Board of Directors has delegated authority. In addition, to undertake the further strengthening of the business execution structure with regard to the sophistication and specialization of financial operations, Senior Managing Directors to whom Executive Officers have delegated a part of their business execution authority assume the business and operations of the field that each such Senior Managing Director is in charge of.

Out of the matters delegated to Executive Officers by a resolution adopted by of the Board of Directors, concerning the determination of particularly important business matters, bodies such as the Executive Management Board, the Group Integrated Risk Management Committee, and the Internal Controls Committee have been put in place at which there are deliberations and determinations are made. The Board of Directors receives reports on the status of deliberation from each such body at least once every three months. The Executive Management Board deliberates and determines important matters regarding the business management of the Nomura Group, beginning with and including management strategy, budgets, and the distribution of management resources.

5.	Structure for Retention and Maintenance of Information

(1)

Executive Officers shall retain the minutes of important meetings, conference minutes, documents regarding requests for managerial decisions, contracts, documents related to finances and other material documents (including their electronic records), together with relevant materials, for at least ten years, and shall maintain access to such documents if necessary.

(2)

Executive Officers shall maintain a structure to protect the Nomura Group’s non-public information, including its financial information, and promote fair, timely and appropriate disclosure of information to external parties, thereby securing the trust of customers, shareholders, investors, etc.

[Summary of Implementation Status]

All minutes of important meetings, conference minutes, internal approval requests, contracts, documents related to finances, and other material documents (including their electronic records) are appropriately retained in accordance with applicable laws, regulations, internal rules and related contracts, etc., and are maintained in a condition in which they are available for inspection if necessary.

At the Nomura Group, for the purpose of securing the trust of persons such as clients, shareholders, and investors, the basic policy is to comply with laws, and regulations relating to timely disclosure such as the Financial Instruments and Exchange Act and other exchange rules, and in addition to protection of the Nomura Group’s non-public information, promotion of fair, timely, and appropriate disclosure of information to external parties. Based on the aforementioned policy, the Company has established the Nomura Group’s Statement of Global Corporate Policy regarding Public Disclosure of Information, and the Disclosure Committee has been set up based on the Statement. The Committee, whose chairperson is the Senior Managing Director responsible for Group Corporate Communications, in addition to disseminating the content of the Nomura Group’s Statement of Global Corporate Policy to officers and employees, maintains the structure to carry out the fair, timely, and appropriate disclosure of information by taking measures such as establishing/implementing guidelines concerning the disclosure of information.

6.	Internal Audit System

(1)

Executive Officers shall install a department in charge of internal audit, and by implementing an internal audit program, shall ensure effective and adequate internal controls across the entire business of the Nomura Group.

(2)

The Internal Controls Committee shall deliberate or determine basic matters concerning internal controls within the Nomura Group, the annual plan regarding internal audit and the implementation status and results.

(3)	Executive Officers shall report on the status of the internal audit within the Nomura Group and the results thereof to the Internal Controls Committee at least once every three months.

[Summary of Implementation Status]

To secure the validity and suitability of internal controls, the Group Internal Audit Department has been put in place within the Company and units dedicated to internal audit have also been put in place at each major subsidiary under the Company. These internal audit departments carry out audits independent from business execution and carry out activities such as the provision of advice and recommendations for business improvement. The annual plan regarding internal audit, as well as the implementation status and results are deliberated in or reported to the Internal Controls Committee in which Audit Committee Members participate, and the content of the Internal Controls Committee meetings are reported to the Board of Directors.

<III.	The Nomura Group’s Internal Controls System>

(1)

Executive Officers shall secure the appropriateness of the Nomura Group’s business by ensuring that each company within the Nomura Group is fully aware of the Internal Controls System of the Company and by requiring the maintenance of an internal controls system at each company that reflects the actual conditions of each company.

(2)	Executive Officers shall ensure the effectiveness of internal controls concerning financial reporting by the Company by, among other means, maintaining the structures listed in I through III above.

[Summary of Implementation Status]

The Company, for every amendment of the internal control system, disseminates the content and meaning of the amendment to each Nomura Group company and provides guidance to maintain internal control systems that fit with each company’s actual conditions. In addition, the Company, including for important subsidiaries, identifies and understands the risks related to financial reporting, and based on such understanding, establishes and maintains internal controls over financial reporting. Concerning the status of such establishment and maintenance, the Company receives an evaluation from the internal audit division and an audit and evaluation by the accounting firm.

(Note)	For stated monetary amounts and numbers of shares in this Business Report, fractions of the unit of display have been rounded to the nearest unit.

(Reference)

The Company adopted resolutions to amend the structures at Meetings of the Board of Directors held on January 31, 2019 and April 25, 2019. The content of the Board of Directors resolutions concerning the post-amendment Structure for Ensuring Appropriate Business Activities is described in “the Corporate Governance Report” (https://www.nomuraholdings.com/company/cg/data/cg_report.pdf).

Consolidated Balance Sheet (As of March 31, 2019)

		(Millions of yen)
ASSETS
Cash and cash deposits:		3,261,869
Cash and cash equivalents		2,686,659
Time deposits		289,753
Deposits with stock exchanges and other segregated cash		285,457
Loans and receivables:		3,882,038
Loans receivable		2,544,218
Receivables from customers		449,706
Receivables from other than customers		892,283
Allowance for doubtful accounts		(4,169)
Collateralized agreements:		17,306,959
Securities purchased under agreements to resell		13,194,543
Securities borrowed		4,112,416
Trading assets and private equity investments:		14,385,789
Trading assets		14,355,712
Private equity investments		30,077
Other assets:		2,132,784
Office buildings, land, equipment and facilities		349,365
(net of accumulated depreciation and amortization of 416,052 million yen)
Non-trading debt securities		460,661
Investments in equity securities		138,447
Investments in and advances to affiliated companies		436,220
Other		748,091

Total assets		40,969,439

LIABILITIES
Short-term borrowings		841,758
Payables and deposits:		3,768,038
Payables to customers		1,229,083
Payables to other than customers		1,146,336
Deposits received at banks		1,392,619
Collateralized financing:		16,684,403
Securities sold under agreements to repurchase		15,036,503
Securities loaned		1,229,595
Other secured borrowings		418,305
Trading liabilities		8,219,811
Other liabilities		858,867
Long-term borrowings		7,915,769

Total liabilities		38,288,646

Commitments and contingencies
EQUITY
Common stock		594,493
Authorized	– 6,000,000,000 shares
Issued	– 3,493,562,601 shares
Outstanding	– 3,310,800,799 shares
Additional paid-in capital		687,761
Retained earnings		1,486,825
Accumulated other comprehensive income		(29,050)
Common stock held in treasury, at cost – 182,761,802 shares		(108,968)
Total Nomura Holdings, Inc. shareholders’ equity		2,631,061
Noncontrolling interests		49,732

Total equity		2,680,793

Total liabilities and equity		40,969,439

Consolidated Statement of Income (April 1, 2018 – March 31, 2019)

(Millions of yen)
Commissions	293,069
Fees from investment banking	101,521
Asset management and portfolio service fees	245,519
Net gain on trading	342,964
Gain on private equity investments	1,007
Interest and dividends	776,964
Gain (loss) on investments in equity securities	(6,983)
Other	81,057

Total revenue	1,835,118

Interest expense	718,348

Net revenue	1,116,770

Compensation and benefits	497,065
Commissions and floor brokerage	82,637
Information processing and communications	166,865
Occupancy and related depreciation	64,940
Business development expenses	36,915
Other	306,049

Non-interest expenses	1,154,471

Income (loss) before income taxes	(37,701)
Income tax expense	57,010

Net income (loss)	(94,711)
Less: Net income attributable to noncontrolling interests	5,731

Net income (loss) attributable to Nomura Holdings, Inc. shareholders	(100,442)

Consolidated Statement of Changes in Equity (April 1, 2018 – March 31, 2019)

(Millions of yen)
Common Stock
Balance at beginning of year	594,493

Balance at end of year	594,493

Additional paid-in capital
Balance at beginning of year	675,280
Stock-based compensation awards	12,481

Balance at end of year	687,761

Retained earnings
Balance at beginning of year	1,696,890
Cumulative effect of change in accounting principle (1)	1,564
Net income (loss) attributable to Nomura Holdings, Inc.’s shareholders	(100,442)
Cash dividends	(20,080)
Gain (loss) on sales of treasury stock	(1,191)
Cancellation of treasury stock	(89,916)

Balance at end of year	1,486,825

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(15,596)
Net change during the year	33,429

Balance at end of year	17,833
Defined benefit pension plans
Balance at beginning of year	(47,837)
Pension liability adjustments	(23,270)

Balance at end of year	(71,107)
Own credit adjustments
Balance at beginning of year	4,077
Own credit adjustments	20,147

Balance at end of year	24,224

Balance at end of year	(29,050)

Common stock held in treasury
Balance at beginning of year	(157,987)
Repurchases of common stock	(51,714)
Sale of common stock	0
Common stock issued to employees	10,817
Cancellation of treasury stock	89,916

Balance at end of year	(108,968)

Total NHI shareholders’ equity
Balance at end of year	2,631,061

Noncontrolling Interests
Balance at beginning of year	50,504
Cash dividends	(2,685)
Net income attributable to noncontrolling interests	5,731
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	750
Purchase/sale (disposition) of subsidiary shares, etc., net	1,183
Other net change in noncontrolling interests	(5,751)

Balance at end of year	49,732

Total equity balance at end of year	2,680,793

(1)	Represents the adjustment to initially apply Accounting Standards Update 2014-09, “Revenue from Contracts with Customers.”

[Translation]

Report of Independent Auditors

May 15, 2019

The Board of Directors
Nomura Holdings, Inc.
Ernst & Young ShinNihon LLC

Noboru Miura Certified Public Accountant Designated and Engagement Partner

Toyohiro Fukata Certified Public Accountant Designated and Engagement Partner

Toru Nakagiri Certified Public Accountant Designated and Engagement Partner

Kenjiro Tsumura Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements of Nomura Holdings, Inc. applicable to the fiscal year from April 1, 2018 through March 31, 2019.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, and for designing and operating such internal controls as management determines are necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, referred above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2019.

Conflicts of Interest

We have no interest in Nomura Holdings, Inc. which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2019. Ernst & Young ShinNihon LLC have not audited the English language version of the consolidated financial statements for the above-mentioned year.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the “Company”) has audited the Company’s consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements) applicable to the 115th fiscal year (from April 1, 2018 to March 31, 2019). We hereby report the method, contents and results of the audit as follows:

1.	METHOD AND DETAILS OF THE AUDIT

In accordance with the auditing principles and assignment of duties, etc. determined by the Audit Committee, the Audit Committee received reports from the Executive Officers, etc. of the Company regarding to the consolidated financial statements, and asked for the explanations as necessary. In addition, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audit, and we received reports from Accounting Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. Furthermore, we have been notified by the Accounting Auditor that the “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), etc., and when necessary, asked for explanations.

Based on the above methods, we have examined the consolidated financial statements for this fiscal year.

2.	RESULT OF THE AUDIT

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Accounting Auditor, are appropriate.

3.	SUBSEQUENT EVENTS

A resolution to grant Restricted Stock Units (“RSUs”) to executives and employees, etc. of the Company as well as executives and employees, etc. of subsidiaries of the Company (the “Allottees”), was passed on May 16, 2019. The Company also determined, in principle, that after the expiration of a deferral period determined beforehand by the Company, the Company will dispose of and allot treasury stock in a number corresponding to the number of RSUs granted to each Allottees which number is determined beforehand by the Company, by having the Allottees make a contribution in kind to the Company of monetary compensation claims granted to the Allottees. The Company also submitted an amended shelf registration statement regarding the disposition of treasury stock on the same day.

May 16, 2019	THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Noriaki Shimazaki, Chairman of the Audit Committee

Mari Sono, Member of the Audit Committee

Hisato Miyashita, Member of the Audit Committee

Note:	Messrs. Noriaki Shimazaki and Mari Sono are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Balance Sheet (As of March 31, 2019)

(Millions of yen)
ASSETS
Current Assets:	3,822,748
Cash and time deposits	247,034
Money held in trust	83
Short-term loans receivable	3,489,888
Accounts receivable	27,716
Others	58,028
Fixed Assets:	3,257,408
Tangible fixed assets:	24,587
Buildings	10,179
Furniture & fixtures	10,996
Land	3,412
Intangible assets:	83,905
Software	83,904
Others	0
Investments and others:	3,148,916
Investment securities	129,119
Investments in subsidiaries and affiliates (at cost)	2,363,476
Other securities of subsidiaries and affiliates	26,361
Long-term loans receivable from subsidiaries and affiliates	566,794
Long-term guarantee deposits	27,144
Deferred tax assets	13,877
Others	22,168
Allowance for doubtful accounts	(23)

Total assets	7,080,156

LIABILITIES
Current Liabilities:	1,976,090
Short-term borrowings	1,533,138
Bond due within one year	282,251
Collaterals received	67,511
Accrued income taxes	1,473
Accrued bonuses	22,930
Others	68,788
Long-term Liabilities:	2,587,145
Bonds payable	671,600
Long-term borrowings	1,880,699
Allowance for loss on business of subsidiaries and affiliates	32,598
Others	2,248

Total liabilities	4,563,235

NET ASSETS
Shareholders’ equity:	2,445,888
Common stock	594,493
Additional paid-in capital:	559,676
Capital reserves	559,676
Retained earnings:	1,400,490
Retained earnings reserve	81,858
Other retained earnings	1,318,632
Retained earnings carried forward	1,318,632
Treasury stock	(108,771)
Valuation and translation adjustments:	48,036
Net unrealized gain on investments	44,929
Deferred gains or loss on hedges	3,107
Stock acquisition rights	22,997

Total net assets	2,516,921

Total liabilities and net assets	7,080,156

Statement of Income (April 1, 2018 – March 31, 2019)

(Millions of yen)
Operating revenue	325,407
Property and equipment fee revenue	101,500
Rent revenue	30,282
Royalty on trademark	35,079
Dividend from subsidiaries and affiliates	94,374
Interest income from loans to subsidiaries and affiliates	50,147
Others	14,026

Operating expenses	244,990
Compensation and benefits	33,937
Occupancy and equipment costs	39,034
Data processing and office supplies	57,783
Depreciation and amortization	35,874
Taxes	2,498
Others	6,122
Interest expenses	69,741

Operating income	80,417

Non-operating income	17,952
Non-operating expenses	3,141

Ordinary income	95,229

Extraordinary income	949
Gain on liquidation of subsidiaries and affiliates	249
Gain on sales of investment securities	221
Gain on reversal of subscription rights to shares	479
Extraordinary losses	96,154
Loss on sales of investment securities	0
Loss on devaluation of investment securities	187
Loss on devaluation of stocks of subsidiaries and affiliates	59,803
Provision for loss on business of subsidiaries and affiliates	32,598
Loss on retirement of fixed assets	3,565

Income before income taxes	24

Income taxes - current	6,741

Income taxes - deferred	5,753

Net income (loss)	(12,470)

Statement of Changes in Net Assets (April 1, 2018 – March 31, 2019)

(Millions of yen)
Shareholders’ Equity
Common stock
Balance at beginning of the year	594,493

Balance at end of the year	594,493

Additional paid-in capital
Capital reserve
Balance at beginning of the year	559,676
Balance at end of the year	559,676
Total capital reserve
Balance at beginning of the year	559,676

Balance at end of the year	559,676

Retained earnings
Retained earnings reserve
Balance at beginning of the year	81,858
Balance at end of the year	81,858
Other retained earnings
Retained earnings carried forward
Balance at beginning of the year	1,469,685
Change in the year
Cash dividends	(47,475)
Net Income (loss)	(12,470)
Disposal of treasury stock	(1,192)
Cancellation of treasury stock	(89,916)
Total change in the year	(151,052)
Balance at end of the year	1,318,632
Total retained earnings
Balance at beginning of the year	1,551,543
Change in the year
Cash dividends	(47,475)
Net Income (loss)	(12,470)
Disposal of treasury stock	(1,192)
Cancellation of treasury stock	(89,916)
Total change in the year	(151,052)

Balance at end of the year	1,400,490

Treasury stock
Balance at beginning of the year	(157,791)
Change in the year
Purchases of treasury stock	(51,714)
Disposal of treasury stock	10,817
Cancellation of treasury stock	89,916
Total change in the year	49,019

Balance at end of the year	(108,771)

(Millions of yen)
Total shareholders’ equity
Balance at beginning of the year	2,547,921
Change in the year
Cash dividends	(47,475)
Net Income (loss)	(12,470)
Purchases of treasury stock	(51,714)
Disposal of treasury stock	9,625
Total change in the year	(102,034)

Balance at end of the year	2,445,888

Valuation and translation adjustments
Net unrealized gain on investments
Balance at beginning of the year	51,364
Change in the year
Other-net	(6,434)
Total change in the year	(6,434)
Balance at end of the year	44,929
Deferred gains or loss on hedges
Balance at beginning of the year	4,075
Change in the year
Other-net	(968)
Total change in the year	(968)
Balance at end of the year	3,107
Total valuation and translation adjustments
Balance at beginning of the year	55,439
Change in the year
Other-net	(7,403)
Total change in the year	(7,403)

Balance at end of the year	48,036

Stock acquisition rights
Balance at beginning of the year	30,491
Change in the year
Other-net	(7,494)
Total change in the year	(7,494)

Balance at end of the year	22,997

Total net assets
Balance at beginning of the year	2,633,851
Change in the year
Cash dividends	(47,475)
Net Income (loss)	(12,470)
Purchases of treasury stock	(51,714)
Disposal of treasury stock	9,625
Other-net	(14,897)
Total change in the year	(116,930)

Balance at end of the year	2,516,921

[Translation]

Report of Independent Auditors

May 15, 2019

The Board of Directors
Nomura Holdings, Inc.
Ernst & Young ShinNihon LLC

Noboru Miura Certified Public Accountant Designated and Engagement Partner

Toyohiro Fukata Certified Public Accountant Designated and Engagement Partner

Toru Nakagiri Certified Public Accountant Designated and Engagement Partner

Kenjiro Tsumura Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 115th fiscal year from April 1, 2018 through March 31, 2019.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal controls as management determines are necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors consider internal controls relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. applicable to the fiscal year ended March 31, 2019 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2019. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned year.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution by the Directors and Executive Officers of the Company of their duties during the 115th fiscal year (from April 1, 2018 to March 31, 2019). We hereby report the method, contents and results of the audit as follows:

1.	METHOD AND DETAILS OF THE AUDIT

Based on the auditing principles and assignment of duties, etc. determined by the Audit Committee, with the cooperation of the Company’s departments in charge of internal control, etc. the Audit Committee has investigated the procedure and details of the decision making at the important meetings, etc., reviewed important authorized documents and other material documents regarding to the business execution, investigated the performance of the duties by the Directors, Executive Officers, Senior Managing Directors and other significant employees, etc., and investigated the conditions of the businesses and assets of the Company.

With respect to the resolution of the Board of Directors regarding the internal control system as stipulated in Article 416, Paragraph 1, Items 1(ii) and (v) of the Companies Act and the internal control system maintained based on such resolution, we received reports from the Directors, Executive Officers, Senior Managing Directors and significant employees, etc. periodically, and asked for explanations as necessary and provided our opinion. In relation to internal control over financial reporting required under the Financial Instruments and Exchange Act, we have received reports from the Executive Officers, etc. and Ernst & Young ShinNihon LLC regarding the assessment of such internal controls and status of the audit, and asked for explanations as necessary.

With respect to subsidiaries, we have communicated and exchanged information with the subsidiaries’ Directors, Executive Officers, Senior Managing Directors, members of the Audit Committee and statutory auditors, etc. and when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audit, and received reports from the Accounting Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. In addition, we have been notified from the Accounting Auditor that “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), etc. and when necessary, asked for explanations.

Based on the above methods, we have examined the business report and its supplementary schedules, financial statements (balance sheet, statement of income, statement of changes in net assets and notes to the financial statements) and its supplementary schedules for this fiscal year.

2.	RESULT OF THE AUDIT

(1)	Result of the audit

1.	We have found that business report and its supplementary schedules fairly present the status of the Company, in conformity with the applicable laws and regulations and the Articles of Incorporation.

2.

In relation to the performance of the duties by the Directors and the Executive Officers, we have found no misconduct or material facts that violate applicable laws and regulations or the Articles of Incorporation.

3.

We have found that the content of the resolution of the Board of Directors regarding the internal control system is adequate. Moreover, we have no remarks to point out on the content of the business report and on the execution of the duties by the Directors and the Executive Officers regarding the status of the establishment and the maintenance of the internal control system based on such resolution, including internal control over financial reporting required under the Financial Instruments and Exchange Act.

In March 2019, amidst discussion regarding the criteria for designation to and exit from the upper section of the exchange at the Advisory Group to Review the Tokyo Stock Exchange Cash Equity Market Structure, there were inappropriate information transfers regarding such criteria at the Nomura Securities Co., Ltd., a subsidiary of the Company (hereinafter “this matter”). As this was something that harms the securing of the fairness/impartiality of the market, The Audit Committee has taken this matter very seriously and has conducted investigation jointly with the Audit and Supervisory Committee of Nomura Securities by involving eternal experts. We will report the outcome of the investigation to the Board of Directors, and carefully check and monitor the enhancement of the internal control systems of the Nomura Group including the formulation of remedial measures and its implementation status.

(2)	Result of the audit of Financial Statements and Supplementary Schedules

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Accounting Auditor, are appropriate.

3.	SUBSEQUENT EVENTS

A resolution to grant Restricted Stock Units (“RSUs”) to executives and employees, etc. of the Company as well as executives and employees, etc. of subsidiaries of the Company (the “Allottees”), was passed on May 16, 2019. The Company also determined, in principle, that after the expiration of a deferral period determined beforehand by the Company, the Company will dispose of and allot treasury stock in a number corresponding to the number of RSUs granted to each Allottees which number is determined beforehand by the Company, by having the Allottees make a contribution in kind to the Company of monetary compensation claims granted to the Allottees. The Company also submitted an amended shelf registration statement regarding the disposition of treasury stock on the same day.

May 16, 2019	THE AUDIT COMMITTEE OF NOMURA HOLDINGS, INC.

Noriaki Shimazaki, Chairman of the Audit Committee

Mari Sono, Member of the Audit Committee

Hisato Miyashita, Member of the Audit Committee

Note:	Messrs. Noriaki Shimazaki and Mari Sono are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Shareholder Notes

Fiscal Year	April 1 to March 31

Annual General Meeting of the Shareholders	Held in June

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

Matters available on the website in relation to the Notice of Convocation of the 115th Annual General Meeting of Shareholders

(1)	Notes to the Consolidated Financial Statements

(2)	Notes to the Financial Statements

The above information is made available on Nomura Holdings, Inc. (the “Company”)’s website at https://www.nomuraholdings.com/investor/shm/ pursuant to relevant laws and Article 25 of the Company’s Articles of Incorporation.

Nomura Holdings, Inc.

Notes to the Consolidated Financial Statements

[Significant Basis of Presentation of Consolidated Financial Statements]

1.	Basis of presentation

Nomura Holdings, Inc. (“the Company”)’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to Article 120-3, Paragraph 1 of the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006). However, certain disclosures required under U.S. GAAP are omitted pursuant to Article 120-3, Paragraph 3 and the latter part of Article 120, Paragraph 1 of the Ordinance for Company Calculation.

2.	Scope of consolidation and equity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”). Generally, the ownership of a majority of the voting interest meets the majority of financial control condition, and Nomura, therefore, consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Accounting Standard Codification (“ASC”) 810 “Consolidation”, Nomura also consolidates any variable interest entities for which Nomura is a primary beneficiary.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting rights of a corporate entity, or at least 3 percent of a limited partnership and similar entities) are accounted for under the equity method of accounting and are reported in Other Assets—Investments in and advances to affiliated companies. Nomura does not apply the equity method of accounting for the equity investments that Nomura elected the fair value option under ASC 825 “Financial Instruments” and they are carried at fair value and are reported in Trading assets, Private equity investments, or Other. Nomura elected to apply the fair value option to its investments in American Century Companies, Inc. representing economic interest of 39.5%, and reports the investments and associated unrealized gains and losses within Other assets—Other and Revenue—Other, respectively.

Also, investment companies within the scope of ASC 946 “Financial Services—Investment Companies” carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation.

[Significant Accounting Policies]

3.	Basis and methods of valuation for securities, derivatives and others

(1)	Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2)	Private equity investments

Private equity investments are carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3)	Investments in equity securities

Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating or other than operating purposes. Investments in equity securities for operating purposes and investments in equity securities for other than operating purposes are included in the other assets section of the consolidated balance sheet in Other assets—Investments in equity securities and Other assets—Other, respectively.

Investments in equity securities for operating purposes and for other than operating purposes held by non-trading subsidiaries are recorded at fair value and unrealized gains and losses are recognized currently in income.

1

(4)	Non trading debt securities

Non-trading debt securities mainly consist of debt securities held by non-trading subsidiaries. Non-trading debt securities held by non-trading subsidiaries are carried at fair value and unrealized gains and losses are recognized currently in income.

4.	Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets with finite lives are amortized by the straight-line method over the estimated useful lives.

5.	Long-lived assets

ASC 360 “Property, Plant, and Equipment” (“ASC 360”) provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

In accordance with ASC 360, long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

6.	Goodwill and intangible assets

In accordance with ASC 350 “Intangibles—Goodwill and Other”, goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment.

2

7.	Basis of allowances

(1)	Allowance for loan losses

Management establishes an allowance for loan losses against these loans not carried at fair value which reflects management’s best estimate of probable losses incurred. The allowance for loan losses comprises a specific component for loans which have been individually evaluated for impairment and a general component for loans which, while not individually evaluated for impairment, have been collectively estimated for impairment based on historical loss experience.

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, current financial situation of the borrower and the fair value of any underlying collateral. The allowance is measured on a loan by loan basis by adjusting the carrying value of the impaired loan to either the present value of expected future cash flows discounted as the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date, and the uncertainties inherent in those underlying assumptions. The allowance is measured taking into consideration historical loss experience adjusted for qualitative factors such as current economic conditions.

(2)	Accrued pension and severance costs

In accordance with ASC 715 “Compensation—Retirement Benefits”, the funded status of the defined benefit postretirement plan, which is measured as the difference between the fair value of the plan assets and the projected benefit obligation, is recognized to prepare for the employees’ retirement and severance benefits.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

8.	Hedging activities and derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for purposes other than trading are managing market risk of certain non-trading liabilities such as issued debt instruments and foreign exchange risk of certain net investments in foreign operations.

These derivative contracts are linked to specific assets or liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value or the foreign exchange of the underlying hedged items. Nomura applies fair value or net investment hedge accounting to these hedging transactions. The relating unrealized profits and losses are recognized together with those of the hedged assets and liabilities as Interest expense or reported within Change in cumulative translation adjustments.

Further, derivatives are also utilized for non-trading purposes to manage equity price risk arising from certain stock-based compensation awards granted to employees and others.

9.	Foreign currency translation

All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective fiscal years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive income (loss). Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income for the respective fiscal years.

10.	The Company and its wholly-owned domestic subsidiaries adopt the consolidated tax return system.

3

11.	Accounting changes

The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted during the year ended March 31, 2019:

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (1)

•  Replaces existing revenue recognition guidance in ASC 605 “Revenue Recognition” and certain industry-specific revenue recognition guidance with a new prescriptive model for recognition of revenue for services provided to customers.

•  Introduces specific guidance for the treatment of variable consideration, non-cash consideration, significant financing arrangements and amounts payable to the customer.

•  Revises existing guidance for principal-versus-agency determination.

•  Requires revenue recognition and measurement principles to be applied to sales of nonfinancial and in substance nonfinancial assets to noncustomers.

•  Specifies the accounting for costs to obtain or fulfill a customer contract.

•  Requires extensive new footnote disclosures around nature and type of revenue from services provided to customers.

Modified retrospective adoption from April 1, 2018.

¥1,564 million adjustment to Retained earnings,

¥517 million adjustment to Payables to other than customers,

¥1,750 million adjustment to Other long-term assets, and ¥703 million to Deferred tax assets due to change in timing of recognition of revenues from sales of certain investment funds upon adoption on April 1, 2018. Other transitional changes were not significant.

ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”

•  Clarifies the service cost component of net periodic pension cost to be reported in the same income statement line item as compensation costs arising from other services.

•  Clarifies only the service cost component is eligible for capitalization as an asset when applicable.

		Full retrospective adoption from April 1, 2018.	¥1,020 million reclassification from Compensation and benefits to Other expenses.

(1)

As subsequently amended by ASU 2015-14 “Revenue from Contracts with Customers—Deferral of the Effective Date”, ASU 2016 -08 “Revenue from Contracts with Customers—Principal versus Agent Considerations”, ASU 2016-10 “Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing” and certain other Accounting Standard Updates.

4

In addition, Nomura changed its accounting policy for derivative transactions as follows.

Nomura collects and remits cash margin between institutional investors and central clearing houses in its execution and clearing services of exchange-traded derivative transactions. Cash margin remitted to central clearing houses was reflected on Nomura’s consolidated balance sheets. However, with effect from April 1, 2018, revisiting nature of the transactions, Nomura has revised its accounting policy for when such balances are recognized on Nomura’s consolidated group balance sheet and as a result, certain cash margin amounts as well as an equivalent amount reflecting the obligation to return such amounts to clients are no longer recognized on the balance sheet if certain criteria are met.

Daily variation margin for certain derivative transactions traded in Japan was reflected on Nomura’s consolidated balance sheets. However, from April 1, 2018, Nomura changed its accounting policy as a result of amendment of the rules of a specific central clearing house and daily variation margin and related derivative assets and liabilities are no longer recognized on the balance sheet.

5

[Notes to the Consolidated Balance Sheet]

12.	Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, reported mainly within Trading assets and Private equity investments.	5,200,360 million yen

Nomura owned securities and loans receivable, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.	3,776,212 million yen

Nomura owned securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. (1) (2)	1,770,041 million yen

(1)	The asset balances, which have been pledged as collateral for secured loans from special purpose entities and for transfer dealings in which the control over the asset is not relinquished, are included.
(2)	In addition, Nomura re-pledged ¥12,435 million of securities received as collateral and securities borrowed.

13.	Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC860 “Transfers and Servicing” (“ASC 860”). This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheet, with the change in fair value reported within Revenue-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the financial assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the year ended March 31, 2019, Nomura received cash proceeds from SPEs on transfer of assets in new securitizations of ¥174.0 billion and the associated gain on sale was not significant. For the year ended March 31, 2019, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,307.5 billion and cash inflows from third parties on the sale of those debt securities of ¥990.7 billion. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥4,488.4 billion as of March 31, 2019. Nomura’s retained interests were ¥138.1 billion as of March 31, 2019. For the year ended March 31, 2019, Nomura received cash flows of ¥19.6 billion from the SPEs on the retained interests held in the SPEs. Nomura does not provide financial support to SPEs beyond its contractual obligations.

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14.	Contingencies

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings described below, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of May 15, 2019, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥45 billion.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (“Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities.

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In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York, where it is presently pending. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $35 million.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“RMBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleges that FHLB-Boston purchased RMBS issued by NAAC for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC in the original principal amount of approximately $406 million.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (“GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of RMBS, and their controlling persons, including NAAC, Nomura Home Equity Loan Inc. (“NHEL”), NCCI, NSI and NHA (the Company’s U.S. subsidiaries). The action alleged that the GSEs purchased RMBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleged that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and sought rescission of its purchases. The case was tried before the Court beginning March 16, 2015 and closing arguments were completed on April 9, 2015. On May 15, 2015, the Court issued a judgment and ordered the defendants to pay $806 million to the GSEs upon the GSEs’ delivery of the certificates at issue to the defendants. The Company’s U.S. subsidiaries appealed the decision to the United States Court of Appeals for the Second Circuit and agreed, subject to the outcome of the appeal, to a consent judgment for costs and attorneys’ fees recoverable under the blue sky statutes at issue in the maximum amount of $33 million. On September 28, 2017, the Second Circuit affirmed the judgment of the district court. On March 12, 2018, the Company’s U.S. subsidiaries filed a petition for certiorari to the U.S. Supreme Court. On June 25, 2018, the U.S. Supreme Court denied the petition for certiorari. The judgment has been satisfied and the proceedings have been discontinued.

In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against (1) two former directors of MPS and (2) NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS’s former directors. MPS claimed damages of not less than EUR 1.142 billion.

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In March 2013, NIP commenced a claim against MPS in the English Courts. The claim was for declaratory relief confirming that the Transactions remained valid and contractually binding. MPS filed and served its defence and counterclaim to these proceedings in March 2014. MPS alleged in its counterclaim that NIP was liable to make restitution of a net amount of approximately EUR 1.5 billion, and sought declarations regarding the illegality and invalidity of the Transactions.

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. These proceedings have since been discontinued.

In July 2013, a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim was founded. The level of damages sought by FMPS is not less than EUR 315.2 million.

In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Alken Luxembourg S.A (the funds’ management company) was served on NIP. The claim is made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 434 million on the basis of allegations similar to those made in the MPS and FMPS claims, as well as non-monetary damages in an amount left to be quantified by the Judge.

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two NIP individuals for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor). The trial commenced in December 2016 and is currently ongoing.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two NIP former employees. In addition, CONSOB decided that the two employees do not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP is vicariously liable to pay the fines imposed on its former employees. NIP has paid the fines and appealed the decision to the Milan Court of Appeal.

In January 2016, the Municipality of Civitavecchia in Italy (“Municipality”) commenced civil proceedings against NIP in the local courts in Civitavecchia. The Municipality’s claim related to derivatives transactions entered into by the Municipality between 2003 and 2005. The Municipality alleged that NIP failed to comply with its duties under an advisory agreement and sought to recover approximately EUR 35 million in damages. On December 20, 2017, NIP entered into a settlement agreement with the Municipality pursuant to which the Municipality withdrew its proceedings against NIP. The proceedings have since been discontinued.

9

In June 2016 and August 2016, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS and certain individuals by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”). The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK, and made by the Syndicate Banks together with NSIS. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages and interest.

In March 2017, certain subsidiaries of American International Group, Inc. (“AIG”) commenced proceedings in the District Court of Harris County, Texas against certain entities and individuals, including NSI, in connection with a 2012 offering of $750 million of certain project finance notes, of which $92 million allegedly were purchased by AIG. AIG alleges violations of the Texas Securities Act based on material misrepresentations and omissions in connection with the marketing, offering, issuance and sale of the notes and seeks rescission of the purchases or compensatory damages.

Various authorities continue to conduct investigations concerning the activities of NIP, other entities in the Nomura Group and other parties in respect of government, supranational, sub-sovereign and agency debt securities trading. These investigations relate to various matters including certain activities of NIP in Europe for which NIP and the Company have received a Statement of Objections from the European Commission (“Commission”) which reflects the Commission’s initial views around certain historical conduct. NIP and another entity in the Nomura Group are also defendants to class action complaints filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law. The class actions cover the same subject matter and relate to the alleged manipulation of the secondary trading market for supranational, sub-sovereign and agency bonds. The Company, NIP and NSI have been served with a similar class action complaint filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law.

In September 2017 and November 2017, NIHK and NSIS were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicated Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicated Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicated Banks seek to recover approximately $68 million in damages and interest.

In July 2018, a former Italian counterparty filed a claim against NIP in the Civil Court of Rome relating to a derivative transaction entered into by the parties in 2006, and terminated in 2009. The claim alleges that payments by the counterparty to NIP of approximately EUR 165 million were made in breach of Italian insolvency law, and seeks reimbursement of those payments.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with approximately 5.34 million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses.

On February 8, 2018 for the action commenced in April 2013 by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011, and on December 25, 2018 for the action commenced in October 2014 by a corporate client seeking ¥2,143 million in damages for losses on currency derivative transactions between 2006 and 2012, NSC entered into settlement agreements with the relevant parties and each proceeding has since been discontinued.

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In February 2018, a determination was made that there would be an early redemption of the NEXT NOTES S&P500 VIX Short-Term Futures Inverse Daily Excess Return Index ETN (“Product”), and with respect to matters such as losses that occurred due to this early redemption for clients who purchased the Product, in terms of claims such as mediation procedures before the Non-Profit Organization, Financial Instruments Mediation Assistance Center (“FINMAC”) and lawsuits (“Claims”), where there has been an indication of a decision that NSC has a certain amount of responsibility, NSC has been carryings out compensation of losses on this basis. Currently, a considerable number of clients have filed Claims and it is expected that it will be necessary to continue to carry out compensation of losses on the basis of the Claim for the purpose of resolving this matter.

The United States Department of Justice (“DOJ”), led by the United States Attorney’s Office for the Eastern District of New York, informed NHA; NAAC; NCCI; NHEL; NSI; Nomura America Mortgage Finance, LLC; and Nomura Asset Capital Corporation; (the Company’s U.S. subsidiaries) that it was investigating possible civil claims against the Company’s U.S. subsidiaries under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 focusing on RMBS the Company’s U.S. subsidiaries sponsored, issued, underwrote, managed, or offered during 2006 and 2007. The Company’s U.S. subsidiaries cooperated with the investigation and on October 15, 2018, the Company’s U.S. subsidiaries reached a settlement with DOJ pursuant to which the U.S. subsidiaries paid $480 million to resolve the matter. On the consolidated statements of income of this consolidated fiscal year, approximately ¥20 billion incurred in connection with the settlement, was reflected in Non-interest expenses:—Other.

The United States Securities and Exchange Commission (“SEC”) and the DOJ have been investigating past activities of several former employees of NSI in respect of the commercial and residential mortgage-backed securities transactions. The SEC has indicated it will institute proceedings focusing on NSI’s supervision of certain former employees and NSI intends, in connection with such proceedings, to agree to disgorgement and/or restitution relating to some of the transactions in issue.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of RMBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (“originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss. These claims involve substantial legal, as well as factual, uncertainty and the Company cannot provide an estimate of reasonably possible loss at this time, in excess of the existing reserve.

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Cyber security incident

In June 2018, a foreign Nomura subsidiary experienced a cyber incident that resulted in the unauthorized access to certain of its systems including client information. An internal investigation to assess and remediate the incident and inform the appropriate authorities of its occurrence was immediately launched and is currently ongoing. As a result of this incident, Nomura may suffer financial loss through reputational damage, legal liability and enforcement actions and through the cost of additional resources to both remediate this incident and also to enhance and strengthen cybersecurity of other Nomura group companies. As the extent and potential magnitude of this incident have yet to be determined, the Company cannot provide an estimate of the reasonably possible loss in respect of this matter.

15.	Guarantees

In accordance with ASC 460 “Guarantees”, Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee is as below.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts (1) (2)	281,605,308 million yen

Standby letters of credit and other guarantees (3)	5,764 million yen

(1)	The carrying value of derivative contracts is ¥4,315,743 million (liability).
(2)	The notional amount and the carrying value of the written credit derivatives not included in derivative contracts are ¥15,172,359 million and ¥149,878 million (liability), respectively.
(3)	The carrying value of standby letters of credit and other guarantees is ¥80 million (liability).

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[Notes to Financial Instruments]

16.	Financial Instruments

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheet within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Information on financial instruments and risk

Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates. To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Counterparty credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions.

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. The following table presents geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. Nomura’s exposure to the over-the-counter derivatives is mainly with the financial institutions in the amount of ¥223.7 billion which represents the net amount after the counterparty netting of derivative assets and liabilities under a master netting agreement as well as cash collateral netting against net derivatives.

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	Billions of yen
	March 31, 2019
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipalities securities	2,202.0	1,722.8	1,897.2	579.4	6,401.4

(1)

Other than above, there were ¥317.5 billion of government, agency and municipal securities in Other asset—Non-trading debt securities as of March 31, 2019. These securities are primarily Japanese government, agency and municipal securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

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The following table presents information about Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2019 within the fair value hierarchy.

	(Billions of yen)
	March 31, 2019
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2019
Assets:
Trading assets and private equity investments (2)
Cash Instruments	6,378.3	6,820.9	299.3	—	13,498.5
Derivatives	16.6	14,785.7	126.8	(14,077.4)	851.7
Loans and receivables (3)	—	544.1	128.8	—	672.9
Collateralized agreements (4)	—	615.0	32.5	—	647.5
Other assets (2)	553.5	333.3	166.7	—	1,053.5

Total	6,948.4	23,099.0	754.1	(14,077.4)	16,724.1

Liabilities:
Trading Liabilities
Cash Instruments	5,913.1	1,492.2	0.7	—	7,406.0
Derivatives	10.5	14,337.2	176.3	(13,710.2)	813.8
Short-term borrowings (5)	—	332.1	30.5	—	362.6
Payables and deposits (6)	—	0.1	0.1	—	0.2
Collateralized financing (4)	—	291.1	—	—	291.1
Long-term borrowings (5) (7) (8)	11.2	3,023.8	535.3	—	3,570.3
Other liabilities (9)	276.2	21.5	0.0	—	297.7

Total	6,211.0	19,498.0	742.9	(13,710.2)	12,741.7

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

(2)

Certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2019, the fair values of these investments which are included in Trading assets and private equity investments and Other assets were ¥35.6 billion and ¥2.4 billion, respectively.

(3)	Includes loans for which the fair value option is elected.

(4)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.

(5)	Includes structured notes for which the fair value option is elected.

(6)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.

(7)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.

(8)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

(9)	Includes loan commitments for which the fair value option is elected.

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Estimated Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheet since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheet.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. In our financial instruments, the instruments which have a material difference between the carrying value and the estimated fair value are long-term borrowings. For long-term borrowings, certain financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at contractual amounts or amortized cost unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings which are not elected for the fair value option is estimated using quoted market prices where available or by discounting future cash flows. As of March 31, 2019, the carrying values of long-term borrowings were ¥7,915.8 billion and the fair values or estimated fair values of long-term borrowings were ¥7,930.5 billion.

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2019 consist of the following:

Year ending March 31	Billions of yen
2020	801.2
2021	1,030.7
2022	630.7
2023	632.2
2024	701.6
2025 and thereafter	4,094.9

Sub-Total	7,891.3

Trading balances of secured borrowings	24.5

Total	7,915.8

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial products that are accounted for as financings secured by the financial assets without recourse to Nomura rather than sales under ASC 860. These borrowings are not borrowed for the purpose of Nomura’s funding but are related to Nomura’s trading activities to gain profits from the distribution of financial products secured by the financial assets.

[Notes to Per-Share Data]

17.	Per-Share Data

Total NHI shareholders’ equity per share	794.69 yen

Basic net loss attributable to NHI shareholders per share	29.90 yen

[Note to Revenue Recognition]

18.	Revenue from services provided to customers

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The following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and significant judgments
Trade execution and clearing services	• Buying and selling of securities on behalf of customers • Clearing of securities and derivatives on behalf of customers

•  Execution and clearing commissions recognized at a point in time, namely trade date.

•  Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Financial advisory services

•  Provision of financial advice to customers in connection with a specific forecasted transaction or transactions

•  Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research

•  Issuance of fairness opinions.

•  Structuring complex financial instruments for customers

•  Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur.

•  Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time.

•  Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement.

•  Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

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Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and significant judgments
Asset management services

•  Management of funds, investment trusts and other investment vehicles

•  Provision of investment advisory services

•  Distribution of fund units

•  Providing custodial and administrative services to customers

•  Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally recognized on a straight-line basis based on time elapsed.

•  Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur.

•  Distribution fees are recognized at a point in time when the fund units have been sold to third party investors.

•  Custodial and administrative fees recognized on a straight-line basis over time based on time elapsed.

Underwriting and syndication services

•  Underwriting of debt, equity and other financial instruments on behalf of customers

•  Distributing securities on behalf of issuers

•  Arranging loan financing for customers

•  Syndicating loan financing on behalf of customers

•  Underwriting and syndication revenues recognized at a point in time when the underlying transaction is complete.

•  Commitment fees where drawn down of the facility is deemed remote recognized on a straight-line basis over the life of the facility based on time elapsed.

•  Underwriting and syndication costs recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

Where revenue is recognized at a point on time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are received are received every month, three months or six months.

Nomura adopted ASU 2014-09 “Revenue from Contracts with Customers” by modified retrospective adoption from April 1, 2018. As a result of revised principal-versus-agency guidance, Revenue—Commissions and Non-interest expenses—Commissions and floor brokerage were decreased by ¥17,297 million as a change in the presentation of certain trade execution revenues and associated costs from a gross to a net basis in the consolidated statement of income for the years ended March 31, 2019. Impact from earlier recognition of certain asset management distribution fees on adoption date is noted in Note 11. “Accounting changes” and no material impact in consolidated income statement for the year ended March 31, 2019.

Other than above, there were no material impacts in our consolidated financial statements.

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[Other Notes]

19.	Other additional information

Impairment of goodwill

For the year ended March 31, 2019, Nomura recognized impairment losses on goodwill of ¥81,372 million within the Wholesale segment. Nomura performed an impairment test based on recent Wholesale performance and changes in the operating environment, and impaired goodwill within the Wholesale segment. Nomura’s reporting units are at the same level as or one level below its business segments. As a result, the balance of goodwill within the Wholesale segment as of March 31, 2019 was ¥nil. These impairment losses were recorded within Non-interest expense—Other in the consolidated statements of income of this consolidated fiscal year. The fair values were determined based on a DCF method.

Restricted Stock Units

In April 2019, the Company passed a resolution to grant Restricted Stock Units (“RSUs”) to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of RSUs is approximately 25 million units (25 million shares equivalent). RSUs are to deliver shares of common stock of the Company to grantees from one year to the maximum of seven years after the RSUs are granted.

Nomura also offers a compensation plan linked to the Company’s stock price, a world index and the Company’s performances. The employees (directors, executive officers and certain employees) covered by this plan must provide service as employees of the Company for a specified service period in order to receive payments under the plan and also are subject to forfeitures due to termination of employment under certain conditions. The Company plans to continue compensation payments in the next fiscal year based on the Company’s stock price, a world index and the Company’s performances for its and subsidiaries’ directors and certain employees. The Company will remunerate either in cash or an equivalent amount of assets with a value linked to the average stock price for a certain period immediately preceding the applicable future payment date.

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Notes to the Financial Statements

The Company’s financial statements are prepared in accordance with the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006).

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]

1.	Basis and methods of valuation for financial instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as Net unrealized gain on investments in Net assets on the balance sheet.

b.	Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2.	Basis and method of valuation for derivative transaction

Accounted for at fair value based on the mark-to-market method

3.	Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

4.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings (excluding equipment of the buildings) acquired on or after April 1, 1998 and equipment of the buildings and structures acquired on or after April 1, 2016 which are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

5.	Deferred Assets

Bond	issuance costs

Bond issuance costs are expensed upon incurred.

6.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

7.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

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(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

(3)	Allowance for business loss of subsidiaries and affiliates

Allowance for business loss of subsidiaries and affiliates is made at an estimated amount of loss.

8.	Hedging activities

(1)	Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized for interest rate risk hedge and foreign currency risk hedge. Fair value hedge is applied and all the profits and losses are recognized for share price risk hedge.

(2)	Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds and borrowings that the Company issued. The Company utilizes currency forward contracts and long term foreign currency liabilities including long term bonds issued to hedge foreign currency risk on investments in subsidiaries. Additionally, the Company utilizes total return swap contracts to hedge share price risk on a part of investment securities.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency investment in subsidiaries is hedged by currency forward contracts and long term foreign currency liabilities including long term bonds issued. A part of investment securities is hedged by total return swap contracts.

(4)	Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge. For the hedge of share price risk, the Company verifies the hedge effectiveness by comparing the change in fair value of each investment security and total return swap contract.

9.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

10.	The Company applies the consolidated tax return system.

11.	Change in Accounting Policies

The Company early adopted “Accounting Standard for Revenue Recognition” (Accounting Standards Board of Japan Statement No.29 issued on March 30, 2018) and “Implementation Guidance on Accounting Standard for Revenue Recognition” (Accounting Standards Board of Japan Guidance No. 30 issued on March 30, 2018) from the beginning of the current fiscal year. In accordance with the transitional accounting treatment prescribed in Paragraph 87 of “Accounting Standard for Revenue Recognition”, the company adopted the accounting standard from the beginning of the current fiscal year. There was no impact on the amounts reported in the financial statement.

[Changes in presentation methods]

On February 16, 2018, the ASBJ issued the Amendments to Accounting Standard for Tax-Effect Accounting (No. 28). The Company adopted the amended standard from the beginning of the current fiscal year. Specifically, the Company now classify deferred tax assets as “Investments and others” and deferred tax liabilities as “Long-term liabilities”.

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[Notes to the Balance Sheet]

1.	Balances of receivables and payables with subsidiaries and affiliates

	Short-term receivables		3,547,214 million yen
	Short-term payables		1,628,466 million yen
	Long-term receivables		592,525 million yen
	Long-term payables		— million yen

2.	Accumulated depreciation on tangible fixed assets		52,747 million yen

3.	Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥28,585 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

4.	Bonds include ¥318,200 million of subordinated bonds.

5.	Balance of guaranteed obligations (1)

	Nomura Europe Finance N.V.	Borrowings/Medium term notes/ Repurchase transactions	2,007,940 million yen	(2)
	Nomura International Funding Pte. Ltd.	Borrowings/Medium term notes/ Repurchase transactions	884,917 million yen
	Nomura International plc	Derivative transactions	311,693 million yen	(2)
	Nomura International plc	Borrowings/Medium term notes/ Repurchase transactions	287,820 million yen
	Nomura Bank International plc	Borrowings/Medium term notes/ Repurchase transactions	187,336 million yen
	Nomura Global Financial Products Inc.	Derivative transactions	156,854 million yen	(2)
	Other		29,137 million yen

(1)

In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

(2)	Includes joint guarantee with Nomura Securities Co., Ltd.

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[Notes to the Statement of Income]

1.	Transactions with subsidiaries and affiliates

Operating revenue	320,496 million yen
Operating expenses	78,061 million yen
Non-operating transactions	455 million yen

[Notes to the Statement of Changes in Net Assets]

1.	Shares outstanding
Type of shares		Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)		3,643,562,601	—	150,000,000	3,493,562,601

2.	Treasury stock
Type of shares		Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)		250,285,115	100,020,867	167,894,180	182,411,802

(Summary of reasons for change)

The reasons for increase were as follows:

Increase related to buying in the stock market	100,000,000 shares
Increase related to requests to purchase shares less than full trading units	20,867 shares

The reasons for decrease were as follows:

Reduction related to cancellation of own shares	150,000,000 shares
Reduction related to exercise of stock acquisition rights	17,894,000 shares
Reduction related to buying to complete full trading units	180 shares

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3.	Stock acquisition rights(1)

Name of Stock Acquisition Rights	Date of allocation of stock acquisition rights	Type of shares	Number of shares
Stock Acquisition Rights No.45	June 5, 2012	Common stock	217,100
Stock Acquisition Rights No.46	June 5, 2012	Common stock	708,800
Stock Acquisition Rights No.47	June 5, 2012	Common stock	586,900
Stock Acquisition Rights No.48	June 5, 2012	Common stock	845,800
Stock Acquisition Rights No.49	June 5, 2012	Common stock	84,600
Stock Acquisition Rights No.50	June 5, 2012	Common stock	116,200
Stock Acquisition Rights No.51	November 13, 2012	Common stock	996,500
Stock Acquisition Rights No.52	June 5, 2013	Common stock	140,500
Stock Acquisition Rights No.53	June 5, 2013	Common stock	563,400
Stock Acquisition Rights No.54	June 5, 2013	Common stock	726,800
Stock Acquisition Rights No.55	November 19, 2013	Common stock	2,681,200
Stock Acquisition Rights No.56	June 5, 2014	Common stock	745,500
Stock Acquisition Rights No.57	June 5, 2014	Common stock	1,026,600
Stock Acquisition Rights No.58	June 5, 2014	Common stock	1,723,200
Stock Acquisition Rights No.59	June 5, 2014	Common stock	433,600
Stock Acquisition Rights No.60	June 5, 2014	Common stock	594,200
Stock Acquisition Rights No.61	June 5, 2014	Common stock	2,159,600
Stock Acquisition Rights No.62	November 18, 2014	Common stock	2,675,700
Stock Acquisition Rights No.63	June 5, 2015	Common stock	889,700
Stock Acquisition Rights No.64	June 5, 2015	Common stock	1,534,100
Stock Acquisition Rights No.65	June 5, 2015	Common stock	2,496,200
Stock Acquisition Rights No.68	November 18, 2015	Common stock	2,568,800
Stock Acquisition Rights No.69	June 7, 2016	Common stock	1,524,600
Stock Acquisition Rights No.70	June 7, 2016	Common stock	2,601,700
Stock Acquisition Rights No.72	June 7, 2016	Common stock	481,700
Stock Acquisition Rights No.73	June 7, 2016	Common stock	105,400
Stock Acquisition Rights No.74	November 11, 2016	Common stock	2,536,400
Stock Acquisition Rights No.75	June 9, 2017	Common stock	2,089,800
Stock Acquisition Rights No.82	June 9, 2017	Common stock	453,800
Stock Acquisition Rights No.83	June 9, 2017	Common stock	63,900

(1) Excludes items for which the first day of the exercise period has not arrived.

4.	Dividends

(1)	Dividends paid

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 26, 2018	Common stock	37,326	11.00	March 31, 2018	June 1, 2018
Board of Directors October 31, 2018	Common stock	10,148	3.00	September 30, 2018	December 3, 2018

(2)	Items for which the record date of dividends belonging to the current period will be effective in the next period

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 25, 2019	Common stock	9,933	3.00	March 31, 2019	June 3, 2019

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[Notes to Accounting for Tax Effects]

Breakdown of deferred tax assets and liabilities
Deferred tax assets
Loss on devaluation of securities	109,984 million yen
Loss carry-forward on local tax	26,655 million yen
Allowance for loss on business of subsidiaries and affiliates	10,105 million yen
Deferred gain and loss on hedges	3,453 million yen
Loss on devaluation of fixed assets	4,152 million yen
Stock option	1,546 million yen
Others	2,401 million yen

Subtotal of deferred tax assets	158,297 million yen
Valuation allowance	(122,412) million yen

Total of deferred tax assets	35,885 million yen
Deferred tax liabilities
Net unrealized gain on investments	(17,182) million yen
Deferred gain and loss on hedges	(4,020) million yen
Others	(806) million yen

Total of deferred tax liabilities	(22,008) million yen

Net deferred tax assets	13,877 million yen

[Notes to Fixed Assets Used in Leasing]

In addition to the fixed assets recorded on the balance sheet, certain automobiles and information devices etc. are used under finance lease contracts wherein ownership is not transferred.

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[Notes to Related Party Transactions]

Subsidiaries and affiliates

Classification	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2019 (millions of yen)	Notes

Subsidiary	Nomura Securities Co., Ltd.	(Owned) directly 100%	Provision of equipments	Data processing system usage fees received	93,220	Accrued income	16,719	(1)
			Loans receivable	Loans receivable	472,834	Short-term loans	258,500	(2) (3)
			Concurrent officers	Interest received	8,191	Accrued income	1,736
				Establishment of a commitment line with subordinated terms	700,000	Long-term loans receivable from subsidiaries and affiliates	250,000	(4)
				Loans receivable	263,462	—	—
				Commitment line establishment fees received	747	—	—
				Borrowings	9,231	Short-term borrowings	—	(5)
				Interest paid	16	Accrued expense	—
Subsidiary	Nomura International plc	(Owned) indirectly 100%	Guarantee obligation	Loans receivable	1,818	Short-term loans	—	(2)
			Concurrent officers	Interest received	51	Accrued income	—
				Guarantee obligation	599,535	—	—	(6)
				Guarantee fee received	483	Accrued income	462
Subsidiary	Nomura International Funding Pte. Ltd	(Owned) directly 100%	Guarantee obligation	Guarantee obligation	884,917	—	—	(6)
				Guarantee fee received	318	Accrued income	316
Subsidiary	Nomura Holding America Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	1,275,517	Short-term loans	1,382,000	(2)
			Concurrent officers	Interest received	13,304	Accrued income	892
Subsidiary	Nomura Corporate Funding America LLC	(Owned) indirectly 100%	Loans receivable	Loans receivable	814,600	Short-term loans	925,000	(2)
				Interest received	8,242	Accrued income	764

Subsidiary	Nomura Bank International plc	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	187,336	—	—	(6)
				Guarantee fee received	71	Accrued income	71
Subsidiary	NHI Acquisition Holding Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	157,707	Short-term loans	149,149	(2)
				Interest received	4,846	Accrued income	309
Subsidiary	Nomura Facilities Co., Ltd.	(Owned) directly 100%	Usage and maintenance of equipments Loans receivable	Loans receivable	72,462	Long-term loans receivable from subsidiaries and affiliates	69,000	(2)
				Interest received	483	Accrued income	4
Subsidiary	Nomura Europe Finance N.V.	(Owned) directly 100%	Borrowings Guarantee obligation	Borrowings	1,339,000	Short-term borrowings	1,509,600	(5)
				Interest paid	8,719	Accrued expense	1,048
				Guarantee obligation	2,007,940	—	—	(6)
				Guarantee fee received	809	Accrued income	797
Subsidiary	Nomura Global Financial Products Inc.	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	156,854	—	—	(6)
				Guarantee fee received	210	Accrued income	199
Subsidiary	Nomura Financial Products & Services, Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	670,967	Short-term loans	639,200	(2) (3)
			Concurrent officers	Interest received	13,613	Accrued income	1,422
				Establishment of a commitment line with subordinated terms	320,000	Long-term loans receivable from subsidiaries and affiliates	247,794	(4)
				Loans receivable	247,614	—	—
				Commitment line establishment fees received	179	—	—
Subsidiary	Nomura Asia Pacific Holdings Co., Ltd	(Owned) directly 100%	Loans receivable	Loans receivable	68,203	Short-term loans	78,028	(2)
			Concurrent officers	Interest received	773	Accrued income	56
Affiliate	Nomura Research Institute, Ltd.	(Owned) directly 29.6% indirectly 9.7%	Purchases of system solution and consulting knowledge services	Data processing system usage fees paid	29,868	—	—	(7)
				Software purchase	10,194	Accounts payable	2,945

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Terms of transactions, policies determining terms of transactions, etc.

(1)	Usage fees related to data processing systems are determined rationally based on the original cost to the Company.

(2)

Interest rates on loans receivable are determined rationally in consideration of market interest rates. The transaction amounts for loans receivable indicate average monthly balance. No collateral is obtained.

(3)	Transaction amounts and balance as of March 31, 2019 do not include the transaction amounts for establishment of a commitment line with subordinated terms of (4).

(4)	The transaction amounts for the establishment of a commitment line with subordinated terms is the amount of the financing limit.

(5)	Interest rates on borrowings are determined rationally in consideration of market interest rates. The transaction amounts for borrowings indicate average monthly balance. No collateral is provided.

(6)	Please see “Notes to the Balance sheet” for details. The guarantee rates for each transaction are rationally determined in consideration of market rates.

(7)

Usage fees related to data processing systems and software are determined for each transaction in consideration of operating maintenance costs, original costs related to system development and net book value in case of selling, etc.

(8)	Transaction amounts do not include consumption taxes, etc., and balance as of March 31, 2019 includes consumption taxes, etc.

[Notes to Per Share Data]

Net assets per share	760.13 yen
Net loss per share	3.71 yen

[Note to Revenue Recognition]

The primary types of service provided to customers are as follows;

The Company recognizes Royalty fees for the use of the “Nomura” trademark as “Royalty on trademarks” over the time period of contracts.

Revenue from providing outsourcing services is recognized as “Other operating revenue” over the time period of contracts.

[Notes to Material Subsequent Event]

(Grant of Restricted Stock Units)

In April 2019, the Company passed a resolution to grant Restricted Stock Units (“RSUs”) to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of RSUs is approximately 25 million units (25 million shares equivalent). RSUs are to deliver shares of common stocks of the Company to grantees from one year to the maximum of seven years after the RSUs are granted.

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